14008143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT 3 TO FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Received SEC

JUL 3 1 2014

Washington, DC 20549

PFG Fund III, LLC
(Exact name of issuer as specified in its charter)

Colorado
(State or other jurisdiction of incorporation or organization)

10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033; Phone: 303-835-4445
(Address, including zip code, and telephone number including area code of issuer's principal executive office)

6500 (Primary standard Industrial Classification Code Number)	35-2484500 (I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PFG FUND III, LLC AMENDMENT 1 to FORM 1-A

July 18, 2014

PART I—NOTIFICATION

ITEM 1. Significant Parties

(a) Issuer's Directors;

Name	Business Address	Residential Address
Kevin Amolsch	10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033	15242 W Warren Dr Lakewood, CO 80228

(b) Issuer's Officers;

Name	Business Address	Residential Address
Kevin Amolsch	10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033	15242 W Warren Dr Lakewood, CO 80228

(c) Issuer's General Partners; N/A

(d) Record owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Pine Financial Group, Inc.	10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033	N/A

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Kevin Amolsch	10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033	15242 W Warren Dr Lakewood, CO 80228

(f) Promoters of the issuer;

Name	Business Address	Residential Address
Kevin Amolsch	10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033	15242 W Warren Dr Lakewood, CO 80228

(g) Affiliates of the issuer; None

(h) Counsel to the issuer with respect to the proposed offering; None

(i) Each underwriter with respect to the proposed offering; None

(j) The underwriter's directors; None

(k) The underwriter's officers; None

(l) The underwriter's general partners; None

(m) Counsel to the underwriter; N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

As of the date of this statement, no securities will be offered by underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Colorado. The methods by which the securities will be offered will include: direct mail, newspaper and magazines, email, phone and online media including pay-per-click, social media, and all other applicable sites.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: the name of such issuer; N/A

(1) the name of the issuer; PFG Fund III, LLC.

(2) the title and amount of securities issued; 100% ownership interest in PFG Fund III, LLC.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; $5,000

(4) the names and identities of the persons to whom the securities were issued. 100% ownership interest in PFG Fund III, LLC issued to Pine Financial Group, Inc., the 100% beneficial owner of which is Kevin Amolsch. The transaction occurred on August 13, 2013.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. In connection with the issuance of membership interests to Pine Financial Group, Inc., we relied upon the exemption from the registration requirements pursuant to the provisions of

Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. By virtue of Mr. Amolsch's relationship with us, he had access to all relevant information relating to our business and represented that he had the required investment intent. In addition, the securities issued bore an appropriate restrictive legend.

ITEM 6. Other Present or Proposed Offerings

PFG Fund II, LLC, which shares common ownership with the Issuer by Pine Financial Group, Inc., currently has an offering open to investors. The first Investor was accepted in October 2011. This is an equity offering exempt under Rule 505 of Regulation D. The minimum investment is $25,000 with an aggregate minimum offering of $100,000 maximum of $5,000,000. Purchasers of the LLC membership interests are entitled to an 8% preferred return on their principal investments plus a profit dividend once a year. Investors can exit with 90 days notice.

Pine Financial Group, Inc. has another offering open through PFG Acquisitions, LLC. This is an equity offering exempt under Rule 505 of Regulation D. The minimum investment is $25,000 with an aggregate minimum offering of $100,000 maximum of $5,000,000. Purchasers of the LLC membership interests are entitled to a 20% preferred return on their principal investments plus, all investors, in the aggregate are entitled to 50% of the profits. Pine Financial is not currently accepting subscriptions for this offering but may begin accepting investors in the future.

The unaudited financial statements of PFG Fund II, LLC, PFG Acquisitions, LLC and Pine Financial Group, Inc. are included in Part F/S of this Offering Statement.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; None

(2) To stabilize the market for any of the securities to be offered; None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation; None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement (the "Offering Statement") as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. None

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Applicant has duly caused this Form 1-A to be signed on its behalf by the undersigned, as of July 18, 2014.

PFG Fund III, LLC (Applicant)

By: ______________________

Kevin Amolsch

Its: Chief Executive Officer, Secretary and Director

Pursuant to the requirements of the Securities Act of 1933, this Form 1-A has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Kevin Amolsch	Secretary and Director, Chief Executive Officer	
Kevin Amolsch	Director	
Kevin Amolsch	Treasurer, Chief Accounting Officer, Chief Financial Officer	

Pursuant to the requirements of the Securities Act of 1933, this Form 1-A has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Kevin Amolsch	Shareholder 100%	July 18, 2014

PART II – OFFERING STATEMENT

July 18, 2014

Item 1. Cover Page

$5,000,000

PFG Fund III, LLC

10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033
Phone (303) 835-4445

Unsecured Notes with Minimum Term of 24 Months from Date of Issue

PFG Fund III, LLC ("PFG FUND III," the "Fund," the "Company" or "the Issuer"), a Colorado limited liability company, is offering, on a "best-efforts" basis up to $5,000,000 in principal amount (the "Offering") of unsecured, non-convertible, fixed-rate promissory notes (the "Notes") of PFG Fund III. The Offering will begin as soon as practicable following qualification of the Offering Statement and shall continue for a period of two (2) years, unless further extended by the Officers of Issuer. The Company's principal executive offices are located at 10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033.

Some of our material risk factors include:

- We were recently organized and have limited operating history.
- We currently have no assets and there may be a delay before we can generate sufficient revenue to pay interest on the Notes.
- If we cannot generate sufficient revenue and cease operations, you may lose your entire investment.
- We are highly dependent on our officers and directors.
- Investment in secured real estate lending is speculative and we will be highly dependent on the performance of the real estate market.
- Hard money lending of the type which we propose to engage in are higher risk than general real investment loans because these loans are based less on the creditworthiness of the borrower and more on the underlying collateral securing the loan. As such, hard money loans are subject to higher risks of default, which may affect our ability to make the payment obligations under the Notes.
- An Investor may request early redemption of its Note after 24 months, which may be granted by the Company based on availability of funds, but will be subject to a penalty of 1.5% of the principal amount being returned. After 48 months, an Investor may request redemption of its Note with 90 days notice without penalty subject to availability of cash on hand.

The Notes are non-negotiable and will be issued in the minimum amount of $25,000 and in any amount greater than $25,000. The Notes will be offered with a minimum term of 24 months from the date of issue, with a fixed interest rate of 8%. The Notes will automatically renew for successive 24-month terms with a right of redemption granted to the holder of the Notes after the initial 24-month term with at least 90 days written notice and subject to availability of cash on hand. After 48 months, an Investor may request redemption of its Note with 90 days notice without penalty subject to availability of cash on hand. The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption.

The Company will typically issue Notes on the same or next day, after deposit by the Company of the subscriber's payment check or receipt of a wire transfer and the check or wire transfer is collected by the Company's bank. See "Securities Being Offered" p. 19. Such rates are paid on all Notes issued between the start of business on that Monday and the close of business on the last Friday of that month. Interest is calculated and accrues daily.

Investor may request early redemption of its Note at any time after the initial 24-month term by giving the Company at least 90 days prior written notice. The Company, subject to available funds, may return the funds to the Investor upon expiration of the 90-day notice period subject to a penalty of 1.5% of the principal amount being returned. After 48 months, an Investor may request redemption of its Note with 90 days notice without penalty subject to availability of cash on hand. The Company cash position and the availability of cash to return to investors is based on monies that are currently in a liquid account. The Company's business is to make loans which are not liquid assets. If the Company's money is in loans and there is not enough funds in a liquid account, the Company would need to wait until the funds became available either from interest it collects on loans or one or more of its loans paying off in full. If the Company does not have available funds to honor Investor's redemption request upon expiration of the 90-day period, the Company will honor the redemption request and return the Investor's funds as soon as cash becomes available to the Company.

The Company is offering the Notes directly to investors through its own employees on an ongoing and continuous basis. The Notes will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution" p. 10.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 2. Distribution Spread

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer or Other Persons
Per Note	$25,000 or greater	10%*	$22,500 or greater

Total	$5,000,000	$500,000	$4,500,000
Total Minimum	No minimum	$0	No minimum
Total Maximum	$5,000,000	$500,000	$4,500,000

*Although the Issuer does not currently have any agreement in place to sell the Notes through a licensed broker, the Issuer may consider engaging the services of a broker in the future.

Offering expenses to be borne by the Directors without consideration are estimated at approximately $10,000.

There will be no public market for the Notes. The Notes will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, Federal, or other applicable securities law. The Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Notes in whole or in part.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is July 18, 2014.

TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO

RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Notes are being offered only in the state of Colorado and not in any jurisdiction where the offer is not permitted.

THE COMPANY

Exact corporation name: PFG Fund III, LLC
State and date of organization (incorporation): Colorado, August 13, 2013
Street address of principal office: 10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033
Company Telephone Number: (303) 835-4445
Calendar Year: December 31 (month) (day)
Person(s) to contact at Company with respect to offering: Kevin Amolsch

Item 3. Risk Factors

Any investment in the Notes offered hereby involves a significant degree of risk and is suitable only for investors who have no need for liquidity in their investments. You should carefully consider the risks described below and the other information in this Offering Statement before investing in our Notes.

General Risks

Forward-Looking Statements

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including those listed below.

No Public Market for the Notes

Prior to this Offering, there has been no trading market for the Notes, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Notes will be highly illiquid, and investors in the Notes may not be able to sell or otherwise dispose of their Notes in the open market.

Absence of Insurance and Regulation

The Notes are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject.

Factors Affecting the Company's Ability To Repay Notes

The Company's revenues from operations, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Notes. There can be no assurance that the Company will be able to pay the ongoing interest on the Notes and to repay the face amount of the Notes at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Note, then such holder could lose all or a substantial portion of such holder's investment in the Notes.

Investment Delays

As of the date of this Offering Statement, our Officers have not identified definitively the first real estate secured loans to be funded from the proceeds of this Offering. There may be a delay between the time Notes are sold and the time the proceeds of this Offering are invested. Nonetheless; regardless of the delay, each Investor's Note will begin to accrue interest no later than 15 days from the date of their Note.

No Current Loans

The Company does not have any outstanding real estate loans currently being serviced and may not raise enough funds in the offering to provide the loans contemplated in the Offerings; thus investors could lose their investment.

No Sinking Fund for Redemption at Maturity

Because there will be no sinking fund established for the redemption of Notes at maturity, the Company may not have adequate cash from operations to redeem Notes as they mature.

Diversification Limited to Proceeds from Offering

Our diversification will be limited by the number of Notes sold and by future income from operations. Thus, most or even all of our available funds may be invested in a limited number of specific income producing loans.

No Operating History

Since we have no operating history, no significant assets and no current sources of financing, you may not have sufficient information to determine whether we will be able to implement our plan of operation. We were organized as a Colorado limited liability company on August 13, 2013. As such, as of the date of this Offering Statement, no operating history and no current sources of financing.

No Security or Indenture

The Notes are unsecured obligations of the Company. In addition, the Notes are not subject to an indenture agreement and subsequently, the interests of potential investors will not be protected by an independent trustee.

Risks of Investing in Small Capitalization and Early Stage Companies

We are an early state company with nominal capitalization. As such, we will be dependent on proceeds raised from this Offering to carry out our business plan and fund our operations. If we are not successful in raising proceeds from this Offering, we will not be able to carry out our business plan and our business will likely fail.

Limited Financial Statements

Because the Company is newly formed, the Company is able to provide only limited financial statements. Accordingly, prospective Investors will be required to make their investment decision based on this limited financial information regarding the Company.

No Reliance on Prior Performance of Officers

The past performance of our Officers cannot be relied upon as an indicator of future performance.

Substantial Leverage

The substantial indebtedness of the Company could adversely affect its financial position and prevent it from fulfilling its obligations under the Notes. After this Offering, the Company will have a significant amount of indebtedness. The Company's substantial indebtedness could have important consequences to any investor in the Notes. For example, it could:

- limit the Company's ability to borrow additional funds or obtain additional financing in the future;
- limit the Company's ability to provide loans;
- limit the Company's flexibility to plan for and react to changes in its business and industry; and
- impair the Company's ability to withstand a general downturn in its business and place it at a disadvantage compared to its competitors that are less leveraged.

In addition, the Company's high level of debt requires it to dedicate a substantial portion of its cash flow to pay principal and interest on its debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes.

Financial Failure Hinders Payment on Notes

An investment in the Notes, as in any type of security, involves insolvency and bankruptcy considerations that investors should carefully consider. If the Company becomes a debtor subject to insolvency proceedings under the bankruptcy code, it is likely to result in delays in the payment of the Notes and may delay enforcement remedies under the Notes. Provisions under the bankruptcy code or general principal of equity that could result in the impairment of an investor's rights include the automatic stay, avoidance of preferential transfers by a trustee or debtor-in-possession, substantive consolidation, limitations of the ability to collect unmatured interest or attorneys' fees and forced restructuring of the Notes.

Recharacterization of Notes; Insolvency of the Company

Under any applicable law, the Notes have the risk of being recharacterized as equity interests in the Company, and the Investors thus being treated as owners of equity interests in the Company. In which case, in the case of insolvency or liquidation, the Investors, as owners of equity interests in the Company, may be treated as general creditors with last priority for purposes of liquidating distributions made in connection with insolvency.

Conflicts of Financial Interests of Principals

The Company's sole officer and director, Kevin Amolsch, is the sole principal (the "Principal") of the Company and, as such, he may have a conflict of interest between his responsibility to manage the business to business loans of the Company for the benefit of the Investors and providing himself with a return on his investment in the Company. Pine Financial Group, Inc. is the manager to two other hard money funds. The first one is Pine Investments, LLC, a 505 Reg. D offering. Pine Investments, LLC ("Pine Investments") makes the type of loans contemplated by PFG Fund III in connection with this Offering. Pine Investments makes loans in both Colorado and Minnesota. The securities offered through Pine Investments are equity securities, with all profits payable to the members. Pine Financial Group, Inc does not currently taking a management fee in connection with its management duties with Pine Investments. The other fund managed by Pine Financial is PFG Fund II, LLC. It makes loans similar to Pine Investments. Pine Financial Group is paid an annual management fee equal to 2% of the total funds invested under management. All remaining profits are paid to the fund investors. In addition to the foregoing entities, Pine Financial is also the manager of a single purpose LLC, which is currently developing a 80-

acre mixed used property in Brighton, Colorado. We will not be raising any additional money for that project. Kevin Amolsch and his wife Stephanie Amolsch are equal owners of an LLC through which rental properties are held. That LLC, Advantage Homes, LLC, currently owns or controls 20 properties totaling 49 rental units.

Conflicts of Time Interests of Principal

The Principal will be free to manage and advise accounts other than the Company's account, and may establish, operate, or provide services to, investment vehicles similar to the Company. While the Principal will provide the Company with such time, care and attention as he reasonably believes is necessary for the successful operation of the Company, the Principal will be under no obligation to spend any particular amount of time, care or attention on the business or operations of the Company.

The Principal is active in other business endeavors. Accordingly, he will not devote his full attention to the operations of the Company, but will give such time as is reasonably necessary for the management of the affairs of the Company. The Principal and any officers, managers, members, and employees of such persons may engage in transactions or investments, or cause or advise other customers to engage in transactions which may differ from, or be identical to, the transactions engaged in by the Company.

Conflicts of Investment Interests of Principal

The Principal shall not have any obligation to engage in any transaction for the account of the Company or to recommend any transaction to the Company which the Principal, his affiliates or any of the officers, managers, members or employees of such persons may engage in for their own accounts or the account of any other customer, except as otherwise required by applicable law. Furthermore, the Principal may determine that certain investments made for his other customers or accounts are inappropriate for the Company.

Capitalization

The Principal will make a nominal equity investment in the Company. Should the Company default on any of the payments due under the Notes; the Company will possess minimal equity capital and minimal assets in excess of the Investors' investments. Furthermore, if the Notes are recharacterized as equity interests in the Company by judicial determination or other governmental determination, in the case of insolvency or liquidation, the Investors, as owners of equity interests in the Company, may be treated as general creditors with last priority for purposes of liquidating distributions made in connection with insolvency. With nominal capitalization, any liquidating distribution will be inadequate to return the Investors' principal of their investments.

Dependence on Officers

The Company is substantially dependent on the services of our Officers. In the event of the death, disability, departure or insolvency of one of our Officers, the business of the Company and some of its investments may be adversely affected. The Officers devote such time and effort, as they deem necessary for the management and administration of the Company's business. However, they will continue to engage in various other business activities in addition to managing the Company and some of its investments and, consequently, will not devote their complete time to the Company's business. Since the Officers will make all investment and management decisions, you should only purchase our Notes if you are comfortable entrusting them to make all decisions regarding the hard money loans that will be acquired with the proceeds of this Offering. Except as otherwise set forth in our Operating Agreement, our Officers will have the sole right to make all decisions with respect to our business operations. Investors will not have an opportunity to evaluate the specific hard money loans that will be acquired with the proceeds of this Offering or with future operating income. You should not purchase Notes unless you are willing to entrust all aspects of our management to our Officers.

Investment Company Act of 1940 and Applicable State Investment Advisers Acts

The Company will be originating and buying business to business loans and intends to avoid becoming subject to the Federal Investment Company Act of 1940, as amended and similar state laws governing investment advisers. However, it cannot assure Investors that under certain conditions, changing circumstances or changes in the law, it may not become subject to the Investment Company Act of 1940 or applicable state laws in the future. Becoming subject to that Act and such state laws could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration and operation under the Act or applicable state laws.

Officers Indemnified

Our Officers will be indemnified by the Company for their good faith actions. Under the Company's Operating Agreement, our Officers are not liable to the Company for any act or omission that they determine, in good faith, is in the best interest of the Company, except for acts of negligence or misconduct. Under certain circumstances our Officers will be entitled to indemnification from the Company for certain losses.

No Attorney or Accountant Representation

We are not providing Investors with representation by attorneys and accountants. The Company, its Investors and the Officers are not represented by separate counsel. The legal counsel and accountants for the Company have not been retained, and will not be available, to provide legal counsel or tax advice to Investors. Therefore, prospective Investors should retain their own legal and tax advisors.

Tax Consequences

There are risks associated with the tax aspects of an investment in the Company that are complex and will not be the same for all prospective investors. Each prospective investor is advised to consult its own tax advisors before investing in the Company.

The Officers believe that the Company's debt should be classified as a bond purchase, and to that end the Officers fully expect that the interest payments will be considered ordinary income and subject to the progressive tax system and tax rate that applies to the Investor.

Potential investors should also be aware that the Company is not a so-called "tax shelter" investment intended to generate net losses that could be used to offset income from other sources. It is, therefore, expected that the cash distributions to investors generated from the Company's activities will not be classified by the IRS as "passive" income, notwithstanding the general rule that income derived by an Investor is passive in nature. As a result, it is expected that an Investor will not be able to use passive losses from other sources to offset Company interest payments.

Federal and state tax laws are changing continuously as a result of new legislation, new regulations, and new administrative and judicial pronouncements. These changes may affect the Company and its Investors. All tax matters affecting the Company and, through it, its Investors, are and will be subject to such change. Potential Investors should discuss the particular tax implications for them of any investment in the Company with their tax advisors. See "Federal Income Taxation."

Early Prepayment of Notes

The Company reserves the right to make early repayment to any and all Investors before the maturity date set forth in the Notes without any additional payment or fee to the Investor. This means the Company has the right to hold the Investor's money until the end of the maturity date set forth on the Notes or to make early repayment at its discretion without any penalty.

Arbitrary Value of Debt Securities

The interest rates associated with each promissory note is arbitrarily assigned by the Company. It is not influenced by appraisals, licensed broker advice, legal counsel, and/or any other form of qualified evaluation.

Risks Related to Real Estate Lending

Risks of Hard Money Lending

Because the majority of loans we intend to issue are hard money loans, we will be subject to a higher degree of risk than if we provided traditional loans. Hard money loans are subject to higher risks of default. A hard money loan is made based more on the collateral (i.e., property) to secure the loan than on the credit worthiness of the borrower. Instead of evaluating a loan's risk based on a borrower's financial position, we will look more to the asset backing the loan. As a result, traditional hard money borrowers do not qualify for traditional loans and have to turn to hard money lenders for funding. By their nature, these borrowers are at higher risk of default. As a result, we may be subject to a higher risk of default, which will result in costs of foreclosure to recoup the principal of the loan. If we have difficulty foreclosing on the property securing the loan or if we are caught in a down market and are unable to resell the property at a sufficient price to recoup the principal of the loan, we will experience a loss on the subject loan, which will affect our ability meet our payment obligations on the Notes.

Risk of Defaults

If we experience higher levels of defaults, delinquencies or losses from loans we issue than we anticipate, our profitability may be impaired. In the event that our portfolio of loans funded by the Proceeds of this Offering experience greater defaults, higher delinquencies or higher net losses than anticipated, our income could be negatively affected and our ability to distribute profits could be impaired.

Insufficient Securitization

If we are forced to foreclose on a defaulted loan, the proceeds from the foreclosure of the underlying property securing the loan may be inadequate to cover the principal amount of the loan resulting in loss and our income could be negatively affected and our ability to distribute profits could be impaired.

Competition

The real estate lending business is highly competitive. Due to the nature of real estate lending, our profitability resulting from that aspect of our business will depend to a large degree upon the future availability of secured loans. We will compete with investors unrelated to us, institutional lenders and others engaged in the real estate lending business, some of whom have greater financial resources and experience than we do. Because real estate lending is a highly competitive business and institutional or other lenders may have other advantages over us in conducting their business and providing services to potential borrowers.

Interest Rate Risk

If interest rates rise above the average interest rate being earned by our loan portfolio or if interest rates rise such that the real estate market becomes depressed, your investment may be adversely affected. Real estate lending rates are subject to abrupt and substantial fluctuations. If prevailing interest rates rise above the average interest rate being earned by our loan portfolio, investors may wish to liquidate their investment in order to take advantage of higher returns available from other investments but may be unable to do so.

Government Regulation

Our failure to comply with all applicable state regulations governing the making of loans to borrowers in a particular state, including regulations concerning a lender's advertising and marketing efforts, and the proper securitization or our loans could impact our ability to fund or enforce our loans in that state, which would have an adverse impact on our profitability. States may have differing regulations and rules that govern the activities of lenders who make loans to borrowers within that state. These regulations and rules may affect, among other things, the nature of advertising and other marketing efforts that a lender can engage in to solicit borrowers and the manner in which loans are closed and serviced. Our Managers will undertake efforts to comply with all applicable regulations and rules in each state that govern our lending activities in that state. If we fail to comply with all such regulations and rules in any particular state, it could impact our ability to fund or enforce our loans in that state, and thus adversely impact our yield.

Accounting and Collection Errors

If we experience problems with our accounting and collection systems, our ability to pay interest on the Notes may be impaired. Potential problems with our in-house loan accounting and collection systems could materially and adversely affect our collections and cash flows. Any significant failures or defects with our accounting and collection systems could adversely affect our results of operations, financial conditions and cash flows and our ability to distribute profits to the Members.

THE FOREGOING LIST OF RISK FACTORS AND POTENTIAL CONFLICTS OF INTEREST REPRESENT A COMPLETE EXPLANATION OF THE MATERIAL RISKS AND OTHER FACTORS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS SHOULD READ THIS OFFERING STATEMENT IN ITS ENTIRETY BEFORE DECIDING TO INVEST IN THE COMPANY.

Item 4. Plan of Distribution

The Notes will only be offered in the state of Colorado. The Company currently plans to sell the Notes directly through its current sole Officer and Director, Kevin Amolsch. Although there are no current agreements in place to sell the Notes through an underwriter or selling agent, the Issuer may consider this option in the future. As of the date of this Offering, the securities will be sold solely by Kevin Amolschwho, under the safe harbor provisions of Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker and therefore not required to be licensed to market the securities. In order for the safe harbor to apply, each of three preliminary requirements and one of three alternative sets of conditions must be satisfied.

<u>The three preliminary requirements are</u>:

1. The associated person must not be subject to a statutory disqualification, as defined in Section 3(a)(39) of the Exchange Act, at the time of his or her participation in the sale of the issuer's securities.

2. The associated person must not be compensated in connection with the sale of the issuer's securities by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.

3. The associated person must not be an associated person of a broker or dealer at the time of the sale.

In addition the foregoing three preliminary requirements, an employee or officer must meet at least one additional condition to qualify for the safe harbor, which includes the condition that sales duties be limited in frequency and proportion, which require that the following three conditions be met:

<u>Sales Duties Are Limited in Frequency and Proportion: Under this exception, three conditions must be satisfied:</u>

a. The associated person primarily performs or is intended primarily to perform at the end of the offering substantial duties for or on behalf of the issuer otherwise in connection with transactions in securities.

b. The associated person was not a broker or dealer, or an associated person thereof, within the preceding 12 months.

c. The associated person does not participate in selling an offering of securities for any issuer more than once every 12 months (other than in reliance on the other two exceptions in 2(a) and (b) above).

In this particular circumstance, we feel that Mr. Amolsch will fall within the safe harbor provisions exempting him from the broker licensing requirements for selling the securities. Specifically, Mr. Amolsch is not subject to any statutory disqualifications, will not be compensated for his marketing efforts, and will not be an associated person of a broker at the time of the sales. In addition, Mr. Amolsch's marketing duties will be limited in frequency and proportion as Mr. Amolsch will have substantial operational duties involving the Company's business following the offering, he will not be a broker or dealer nor an associated person of a broker or dealer in connection with the transactions.

The Notes will be offered on an ongoing and continuous basis by the Company, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all of the Notes to be offered are not sold.

Item 5. Use of Proceeds

If the maximum dollar amount of Notes is sold, the proceeds from this Offering will be used in order of priority and proportionally, as follows:

	Amount	**Percentage**
Total Proceeds	$5,000,000	100.00%
Less: Offering Expenses		
Commissions & Finders Fees*	$500,000	10.00%
Legal & Accounting	0	0.00%
Printing & Advertising	0	0.00%
Net Proceeds from Offering	$4,500,000	100%
Use of Net Proceeds		
Fund Real Estate Loans	$4,466,250	99.25%
Operating Expenses**	$33,750	.75%
Total Use of Net Proceeds	$4,500,000	100.00%

*Although the Issuer does not currently have any agreement in place to sell the Notes through a licensed broker, the Issuer may consider engaging the services of a broker in the future.

**Operating expenses may include accounting and banking expenses. The operating expenses were arbitrarily determined based on what management felt was the ceiling for such expenses for this type of business.
- *General Statement Regarding Amounts* - The amounts furnished in this table are estimates and are unsubstantiated.

The Director is paying directly for the costs of the Offering and no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Notes.

If there is a default there will be added costs to the company. Information on default rates and expenses to reposes a property is expanded on in Item 6 "Description of Business". Company management will handle all aspects of the repossession process and asset liquidation.

Capitalization

The following table sets forth the capitalization of the Company as of the date of this Offering Statement and the capitalization of the Company upon completion of the Offering, assuming that the full dollar amount of Notes offered hereby are sold:

	Amount Outstanding as of July 21, 2014	Amount Outstanding if All Notes Are Sold
Debt		
Short-term debt	$0.00	$0.00
Long-term debt	$0.00	$5,000,00.00
Accounts payable	$0.00	$0.00
Demand note payable	$0.00	$0.00
Total debt	$0.00	$5,000,000.00
Equity		
Owner's equity:		
Membership Interests	$5,000.00	$5,000.00
Retained earnings	$0.00	$0.00
Total Owner's equity	$5,000.00	$5,000.00
Total capitalization	$5,000.00	$5,005,000.00

The Company expects to engage periodically in additional private or public financings of a character and amount as may be determined by the Company in the future and as the need arises.

Item 6. Description of Business

The Company was formed to engage in the business of providing short-term secured real estate lending in Colorado and as the Company's operations expand, loans may be made on properties located in other states as the market evolves, ("Hard Money Lending") to real estate investors. Through our affiliation with Pine Financial Group, Inc. ("Pine Financial"), we will have access to a large database of potential borrowers, which currently stands at approximately 4,000 in Colorado, and plan to make short-term secured rehab loans ("Hard Money Loans" or "Loans") to these potential borrowers and other borrowers. This database was compiled by collecting email addresses from people that have shown interest in our loan or in fixing and flipping houses. These email addresses have come from offline networking events, online networking forums, and our website. Most of these prospects have not yet been qualified to borrow from us. They are simply people in the areas in which we lend that have shown interest.

The Fund will be managed by Pine Financial through its sole principal Kevin Amolsch. Pine Financial is an established lender based in the Denver area with a proven track record. To date Pine Financial has originated 677 loans worth $125,754,200.00. Out of these loans, Pine Financial has had 11 loans which resulted in foreclosure or deed in lieu of foreclosure. This is the fourth offering and the third real estate lending fund that Pine Financial has formed and managed.

Pine Financial's ability to evaluate potential loan candidates and underlying assets stems from Kevin Amolsch's (Pine Financial's principal) experience in Colorado. Mr. Amolsch started analyzing private money loans while working at Lassiter Mortgage before starting Pine Financial Group, Inc in 2008. As the founder and owner of Pine Financial Group, Inc, Mr. Amolsch was responsible for reviewing every loan that was considered and approved by Pine Financial. Of those, 516 loans worth $101,123,865 have been in Colorado. Under Mr. Amolsch's leadership, Pine Financial has only taken 11 properties, out of the 677 loans originated, back through foreclosure or deed in lieu of foreclosure for a default rate of 1.62%. Of the 11 defaults resulting in repossession, 3 have been foreclosure and 8 have been deed in lieu. The deed in lieu takes about 7 days to complete at a cost of $150 to $200. The foreclosure process takes between 5 and 6 months in Colorado and will cost the company between $3,500 and $4,000. (The last invoice received for a full foreclosure was dated February 14, 2014 from Robert Simpson for $3,913.20 in El Paso County and is provided as an exhibit.) Pine Financial will handle all aspects of the repossession and liquidation process for all defaults.

In the next 12 months, the Company will fund Hard Money Loans as funds from this Offering readily become available. As the Company awaits for funds to be raised pursuant to this Offering, it will identify and evaluate Loans for funding. Proceeds from the offering will satisfy cash requirements for the next 12 months since Company's business does not require high overhead expenses.

The Company may do everything necessary and suitable for the accomplishment of the primary purpose or any other purpose, which we may accomplish, which shall, at any time, appear conducive to, or expedient for, the protection or benefit of the Company.

Company Objective

PFG Fund III, LLC was formed to offer passive investment opportunities to qualified investors. We will focus on providing a very specialized loan to a small group of borrowers. The Fund's primary objectives are:

- Generate significant profits by lending to rehab investors with short-term loans at high interest rates in Colorado and other states as the Company expands.
- To become the most reliable and well-known rehab lender in Colorado and other states as it scales.
- Realize profits and a high rate of return for investors from day one.

Mission Statement

To provide a high-yield and secure investment while supporting the community through property rehabilitation.

Investment Criteria

Our typical Loan will be made to a real estate investor intending to buy and repair a single family home. Occasionally we will finance small, established builders with new construction projects. These are typically financially stable borrowers with years of building experience. Our borrowers will typically have good credit, income to support the loan, and liquid reserves in case something goes wrong. We loan the purchase and repairs, but never loan more than 70% of the property's after repaired value (ARV). Our interest rates are high because we believe there is a high demand for rehab loans. Our loan guidelines are as follows:

- Up to 70% of the after repaired value
- Up to 100% of purchase and repairs
- Residential detached 1-4 family homes (*exceptions apply)
- Borrower must have a 680 credit score (**exceptions apply)
- Borrower must have 6 months of payment reserves in a liquid account
- Borrower must document income
- Full appraisal required on every deal (***exceptions apply)
- Repair money is held in escrow and released in draws as the work is completed
- Borrower must have experience or be working with someone with experience

*In a very rare case we will make loans on other types of real estate. Currently we do not favor condos or townhomes but may consider these in the future. We also do not generally lend on land or commercial buildings but will consider with enough collateral to secure our position.
** There are exceptions to our minimum credit requirement if the borrower has compensating factors. Examples of these factors include a high amount of liquid reserves or lower loan to value levels. These exceptions are made on a case-by-case basis by management.
*** There is an exception to our appraisal requirement. We will not require a full appraisal if we are at or below 50% of the property's value based on our opinion of recently sold comparables.

We only loan in a senior lien position. Any liens, with the exception of Government or Homeowners Associations liens, placed on a property that we have a loan on will be subordinate to us. There will not be construction or any other type of loans in additional to our loans that would take a priority position. We require a lender title policy on every deal we do that insures our senior lien position.

Market Discussion

<u>The Industry</u>

There is a high demand for private money rehab loans because it is the only type of financing available for many real estate investors. This is true for 2 primary reasons:

(a) *High Leverage* - Private money lenders are more concerned with the deal than the amount of down payment. Conventional lenders will typically require a 20% or more down payment from the real estate investor. Some private lenders will approve loans with no down payment at all.

(b) *No Income* - Because these are short term loans private lenders are less concerned with a debt to income ratio and more concerned with a sold strategy to pay back a loan. Conventional lenders and banks have strict debt to income ratio requirements which range from 36% to 45%. A debt to income ratio is calculated by taking the total monthly debt coverage divided by the borrower's income. Some real estate investors do not show a consistent income and therefore cannot borrower conventional money.

A typical hard money borrower is a small real estate developer that is either fixing and flipping houses or building new residential real estate. We see typical hard money borrowers stick to one to four family residential properties. Typical hard money borrowers can be anything from extremely qualified with great credit, income and assets to very little income, assets and bad credit. Small real estate investors borrow from hard money lenders because of the high leverage lending, the ability to close quickly, the flexibility with the underwriting as discussed in the investment criteria section above or a combination of the three.

Default rates with hard money loans and hard money lenders vary. To date, loans originated by Pine Financial Group, Inc have defaulted 1.62% of the time. Traditional loan defaults also vary. According to the FHA

Single Family Outlook Report dated January 2013 (which can be found at http://portal.hud.gov/hudportal/documents/huddoc?id=ol0113.pdf) the default rate in January 2014 for FHA loans was 9.5%. According to Fannie Mae's 2013 Credit Supplement Report dated February 21, 2014 (which can be found at http://www.fanniemae.com/resources/file/ir/pdf/quarterly-annual-results/2013/q42013_credit_summary.pdf), the cumulative defaults (serious delinquent) for single family loans is 2.38%. This is the most recent information from Fannie Mae and FHA that is available.

Real estate investors are very active right now with the number of fundamentally strong deals that are available today. See below for more detail. We are seeing investors incorporating both buy-and-flip and buy-and-hold strategies when acquiring properties. Our loans would work for either strategy.

The Markets: Colorado and other markets

There are several solid reasons we believe Colorado is a great place to be lending money. Colorado is one of very few markets that had minimal impact to the recent housing bubble because Colorado does not seem to experience the booms and busts other areas have seen. According to Zillow, since January 2007 there has been a $37,000 difference in median home values in Colorado ($213,000 to $250,000) while the average United States median home value has varied $65,000 ($154,000 to $219,000) over the same time period. Some markets have seen extreme variation since 2007 including Nevada with a $168,000 median variation since 2007 ($125,000 to $293,000). The officers of Pine Financial Group have been investing and doing business in Colorado for the last 13 years.

Although the inventory is tight, there are several good areas where there is a significant spread between wholesale (foreclosures/short sales) and retail (nice rehabbed homes) prices. Based on research done by Your Castle Real Estate, a Denver area real estate company, over the last 24 months, the average fix and flip margin has increased from roughly $80,000.00 to roughly $102,000.00. As of the end of Q3 2013 the average margin was $104,788 which may indicate this upward trend will continue. The margin is based on properties that were purchased and sold within 12 months and only includes what the investor paid for the house and what they sold it for (no other operating or construction costs is included in this data). According to Your Castle data we are also seeing an upward trend in the number of fix and flips completed per quarter. The overall average is 335 deals a quarter while the average over the last 24 months has increased to 420 deals per quarter in the Denver Metro area. We are also starting to see an increase in the size of deals successful investors are doing. Our average loan size over the life of Pine Financial Group, Inc is $185,800.00 and in the last 12 months this has increased to $296,000.00. It is the Fund's intention to loan in Colorado and as the Fund's operations expand, loans may be made on properties located in other states as the market evolves. The data provided by Your Castle Real Estate is provided in the Exhibit section. It was compiled using data from the multiple listing service (MLS), that real estate professionals with a paid subscription has access to. MLS data is collected by all real estate agents and Realtors who input the statistics from their transactions. Your Castle employees sift through this data to compile statistics that it provides to its clients and agents.

Sales and Marketing Approach

All loans will be originated, serviced, and underwritten on behalf of PFG Fund III, LLC by Pine Financial. Pine Financial plans on running pay-per-click advertising campaigns through Google and Facebook as one of its principal marketing strategies. These advertisements will drive potential borrowers to our websites where they have the potential of entering our sales funnel with the potential of becoming clients. Pine Financial will also post online classified advertisements each week as well as leverage its memberships in various area investment clubs where we plan on passing out flyers to potential borrowers and will seek exposure to potential clients via the groups' websites. Finally, Pine Financial will host a variety of educational events including monthly networking meetings as well as Hard Money Lending and other educational classes. If needed we can expand the marketing with additional speaking engagements, classes and a direct mail campaign.

Pine Financial has a commission-based sales force in Colorado and Minnesota. Having a sales team allows us to attend multiple networking groups and provide a high level of service to our clients. Because of its positive reputation, Pine Financial has generated the majority of its business from repeat clients and new referrals and is often asked to speak to groups about its loans and contributions to the real estate investment community.

Loan Process

PFG Fund III will act as a private wholesale mortgage company lending money to the borrowers through a retail channel of mortgage brokers. The primary broker will be Pine Financial, the managing member of PFG Fund III. We will be flexible and open up lending opportunities through other brokers as we see fit. All loans originated will be underwritten pursuant to the same guidelines and Pine Financial will personally interview all potential borrowers. All fees paid to mortgage brokers will be paid by the borrower and PFG Fund III will have no commission expenses. In addition, no fees will be payable to Pine Financial Group if PFG Fund III elects to purchase previously originated loans or utilize its services.

Because PFG Fund III will act as a private lender, it will not be held to the same lending standards institutional lenders are held to. A typical institutional lender will follow Fannie Mae and/or Freddie Mac underwriting guidelines. Hard money lenders are all privately funded companies making loans to non-owner occupied borrowers. There are no standard underwriting guidelines for hard money lenders, except that most hard money lenders, as a practical matter, only loan to non-owner occupied borrowers and most adhere to a 70% or less loan to value ratio. Please see the table below under the competition section to see what other hard money lenders are doing in Colorado. Many hard money lenders do not even pull credit reports or document assets or income of the potential borrower.

Competition

The Company faces competition from typically two sources: (a) institutional lenders (such as banks or credit unions) and (b) other private investors. Regarding institutional lenders, the current borrowing climate involving institutional lenders is highly restrictive. According to the Fannie Mae frequently asked questions page and the underwriting guideline Eligibility Matrix taking effect January 1, 2014, some of the restrictive guidelines to real estate investors include: (these guidelines are based on a single family purchase, 30 year fixed rate loan)

- 85% loan to value
- They will not loan any cost of construction
- 680 credit score (mid score of all three credit bureaus)
- 6 months of Principal, Interest, Taxes, and Insurance in liquid reserves
- Maximum loan of $417,000
- No foreclosures in the last 7 years
- No bankruptcies in the last 4 years
- Property cannot be titled in the name of an LLC, Corporation or Trust

This is just a sample of the restrictive guidelines. The Fannie Mae Selling Guide (commonly known as the underwriting manual), is 1,310 pages of guidelines. According to the clients we have interviewed, conventional lenders and banks are currently difficult and fickle to work with regardless of the investor's creditworthiness or collateralizing assets. The Fund was specifically created to fill the void created by the strict conventional environment.

Below is a chart comparing the terms of our Loans with those of what we perceive as our principal competitors in the Colorado market. These are all considered non-traditional or private money lenders. This data comes from interviews with the lenders or, where possible, directly from their websites.

Company	LTV	LTC	Points	Rate	Term (months)	Frequent Borrower Discounts
PFG Fund III, LLC	70%	100%	4	15.0%	9	yes
Merchants Mortgage	NA	80%	2.25	10.0%	12	no
CML Lending	70%	100%	4	13.5%	12	no
McClain Financial	70%	100% of purchase 70% of repairs	5	16.9%	6	no
Investor's Choice Funding	70%	100%	4	15%	9	yes
Momentum Funding	70%	100%	4	13.50%	4	no

- LTV means loan to value (appraised value).
- LTC means loan to cost to include both purchase price and repairs.
- Points are the upfront fees required by the borrower.
- Rate means the annual rate.
- Term means the amount of time before a loan must be repaid.
- Frequent Borrower Discounts refers to discounts offered by a lender to frequent borrowers to generate repeat business.

We believe that our biggest competitive advantage will be our network and reputation already established by Pine Financial. Our Manager has an extremely positive reputation for getting deals done. We understand that building relationships with successful real estate investors is the key to a thriving business. Business is more efficient with repeat customers. Pine Financial will be happy to offer a discount for repeat business, which is rare for this business. For this reason we have built very strong relationships with some of the best and most successful real estate investors in the markets we cover. Our Colorado competitors are all local. Often times they work through a broker network which slows the process and adds costs to the borrower.

Employees

We are a development stage company and currently have no salaried or waged employees. The management company, Pine Financial Group, Inc has three full time employees, three independent contractors and two offices. Our sole officers and director currently serve the Company for no compensation.

Intellectual Property

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary, including knowledge related to the marketing, origination and servicing of our Hard Money Loans. The Company intends to require its future key employees or consultants to sign non-disclosure or non-competition agreements with restrictions on divulging the Company's confidential information. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

Regulation

Extensive federal, state and local regulations cover the Company's business, including regulations that cover the acquisition, management and sale of real estate.

Legal Proceedings

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company's business, financial condition or operation.

Item 7. Description of Property

We have no assets and no property.

Item 8. Directors, Executive Officers, and Significant Employees

Pine Financial Group, Inc., Managing Member
Kevin Amolsch, Age 34, Sole Principal and Owner of Pine Financial Group, Inc., Manager

Kevin Amolsch formed Pine Financial Group, Inc. in October 2008 after leaving Lassiter Mortgage as the senior loan officer for residential lending. With Lassiter Mortgage, a small mortgage brokerage consisting of the owner and Mr. Amolsch who served as a sub-contractor originating mortgage loans. While there, Mr. Amolsch was able to help raise private money to fund hard money loans as well as brokering traditional mortgages in Colorado. During his last 6 months there, Mr. Amolsch originated every residential loan that came through Lassiter, whether hard money or conventional, while the owner focused on commercial loans and her side business. Although the owner reviewed every file Mr. Amolsch initiated and was the underwriter on each hard money file, it was Mr. Amolsch who made the principal decisions on which loans to fund and which ones to turn down and presented the deals to our individual investors for funding on the hard money loans. Mr. Amolsch was also instrumental in structuring the loan servicing side of the business and created the system for collecting and sending payments and for handling defaults.

As the principal of Pine Financial, Mr. Amolsch has final approval on every loan initiated through its business. Mr. Amolsch started Pine Financial in the spare bedroom of his residence in 2008. To date Pine Financial has originated 649 loans worth $124,881,950.00. Currently, Pine Financial Group has access to $34,500,000 in private money from 111 investors, including Mr. Amolsch, who has $350,000 of his own funds available to lend.

Kevin acquired his first house shortly after his 21st birthday. He was in the military when he purchased the house. Within two years he purchased another home and kept the first one as a passive investment. Within another two years he became a full time real estate investor through acquisition, leasing and selling residential assets. He did this for several years before becoming a mortgage broker. He continued to broker conventional mortgage loans part time and went to work for a company that analyzes mortgage bonds to learn more about the secondary mortgage market in this country.

Finding it difficult to work for someone else he ended his short corporate career before his two-year anniversary and started working for a small boutique mortgage company in Denver and learned how to broker private money. This small mortgage company, Lassiter Mortgage, was a mortgage broker licensed in Colorado. There were two loan officers and one office assistant. Their office was in Denver and it originated loans in Colorado. For the last 12 months Kevin worked there, he ran the residential lending division. Any residential loan originated by Lassiter Mortgage was originated by Kevin. Kevin was consistently making between 2 and 5 private money loans before he left the company in 2008. Kevin was in charge of putting the file together and presenting the deal and the risks to private money lenders. Kevin also started and managed the loan servicing division where he was responsible for collecting payments, managing defaults and inspecting the properties. In 2008 he started Pine Financial Group, Inc to continue pursuing his passion for deals.

Pine Financial Group has three full time employees, three independent contractors and two offices. Pine Financial Group originates short-term rehab loans to small real estate investors and developers. The niche has always been to serve investors and help make it possible for new and experienced investors to do more real estate deals. Pine Financial Group has been profitable from day one and is 100% privately financed. Since 2008 the company has funded over $100,000,000 in business.

Kevin is the author of "The 45 Day Investor" a book dedicated to helping new investors buy their first investment property in 45 days or less and has been quoted in the Las Vegas Review Journal, the Denver Post, Yahoo Real Estate, and several other small publications and blogs.

Item 9. Remuneration of Directors and Officers

Mr. Amolsch currently does not receive any compensation in exchanges for services rendered in connection with his duties with the Company. In addition, the Company has not entered into any employment agreements with him. Although there are currently no plans for Mr. Amolsch to receive compensation in exchange for services rendered in connection with his duties with the Company in the future, the Company management, currently consisting solely of Mr. Amolsch may decide to change this policy by appropriate action.

Item 10. Security Ownership of Management and Certain Shareholders

Title of Class	Name and Address of Beneficial Owner	Amount of Ownership	Amount Paid	Percent of Class
LLC Membership Interests	Kevin Amolsch, Manager and Principal 10200 W 44th Ave., Suite 220 Wheat Ridge, CO 80033	100% interest	$5,000	100%

Item 11. Interest of Management and Others in Certain Transactions

There are currently no transactions with the Company in which any of the Officers or others have an interest.

Item 12. Securities Being Offered Principal Amount and Term

General

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes (the "Notes") of PFG Fund III, LLC, a Colorado limited liability company (the Company).

The Notes are non-negotiable and will be issued in the minimum amount of $25,000 and in any amount greater than $25,000. The Notes will be offered with minimum 24-month terms from the date of issue, with a fixed interest rate of 8%. Although not a term of the Notes, Investor may request early redemption of its Note at any time by giving the Company at least 90 days prior written notice. The Company, subject to available funds, may return the funds to the Investor upon expiration of the 90-day notice period subject to a penalty of 1.5% of the principal amount being returned. After 48 months, an Investor may request redemption of its Note with 90 days notice without penalty subject to availability of cash on hand. The Company cash position and the availability of cash to return to investors is based on monies that are currently in a liquid account. The Company's business is to make loans which are not liquid assets. If the Company's money is in loans and there is not enough funds in a liquid account, the Company would need to wait until the funds became available either from interest it collects on loans or one or more of its loans paying off in full. If the Company does not have available funds to honor Investor's redemption request upon expiration of the 90-day period, the Company will honor the redemption request and return the Investor's funds as soon as cash becomes available to the Company.

The Notes will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all other debt of the Company.

Interest Payments

Interest is payable monthly. Interest payments shall be calculated and due as of the end of each month, prorated for any partial month, with payments payable by the 5th of the succeeding month. The Company is entitled to treat the registered holder shown on its records as the owner of the Note for all purposes. Ownership of a Note may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Notes so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

SINCE WE HAVE NO OPERATING HISTORY, NO PROPERTIES, NO SIGNIFICANT ASSETS AND NO CURRENT SOURCES OF FINANCING, WE MAY NOT BE ABLE TO IMPLEMENT OUR PLAN OF OPERATION AND MAY NOT BE ABLE GENERATE INCOME IN TIME TO MEET THE INTEREST PAYMENT REQUIREMENTS UNDER THE NOTES.

How to Purchase Notes

The Company will sell the Notes directly, without an underwriter or selling agent. The Notes will be sold by the Company's Manager, Kevin Amolsch, who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Amolsch will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that they will comply with certain specified limitations when responding to inquiries from potential purchasers. To purchase a Note, investors should contact:

Kevin Amolsch (Manager of the Company)
PFG Fund III, LLC
10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033
Telephone No.: (303) 835-4445
Email: kevin@pinefinancialgroup.com

Payment or Rollover At Maturity

The Notes will automatically renew for successive 24-month terms with a right of redemption granted to the holder of the Notes after the initial 24-month term with at least 90 days written notice and subject to availability of cash on hand. The extended Note will bear interest at the same rate and carry the same term as the original Note.

Payments on the Notes at maturity will be made from funds from operations and not from proceeds from this Offering. Where funds from operations are inadequate to satisfy payments on Notes at maturity, the Company may sell properties it owns to satisfy such payments, which may reduce the income generated by the Company and affect the Company's ability to meet its payment obligations on the Notes of the remaining investors.

Redemption

The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption. The Company may redeem the Notes in part, in which event the holder receives payment of a portion of the face value of the Note as well as accrued interest on the redeemed portion through the date of partial redemption. In the event of a partial redemption, the partial redemption applies to all Note holders regardless of the interest rate on their Notes. The Company will give the holder not less than 30 days prior written notice by First Class mail or email (to the last known physical or email address of the Noteholder appearing on the Company's records) of each redemption, specifying the principal amount of the Notes to be redeemed and the redemption date. The principal amount of the Note specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The notice of redemption to be given by the Company to the affected Note holders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Notes to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Note to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Note.

Repayment Upon Death

There is no right to have Notes redeemed upon the death of a certificate holder. All rights of the holder will be transferred to the holder's estate and will inure to the benefit of the holder's heirs.

Additional Issuances

The Company's Articles of Organization and Operating Agreement do not restrict the Company from issuing additional securities or incurring additional debt including senior debt or other secured or unsecured obligations, the withdrawal of cash deposited against such issuances, or the release or substitution of assets securing such issues.

Modification of Note Terms

The terms of the Notes may not be modified without written consent of all holders of the Notes.

Dividend Policy

There are no provisions in the Company's Articles of Organization or Operating Agreement restricting the payment of dividends. Any payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our directors.

Financial Information Provided to Investors

In addition to the financial information provided in this Offering Statement, the Company will provide a copy of its Financial Statements to all holders of Notes within 60 days after the end of each fiscal year.

PART F/S -- FINANCIAL STATEMENTS

Pine Financial Group, Inc

Unaudited Balance Sheet

As Of December 31, 2013

Assets				
Current Assets				
Bank Accounts				
Primary Checking	$	1,502.22		
Savings	$	21,625.32		
Money Market	$	25,193.14		
Total Bank Accounts			$	48,320.68
Accounts Receivable	$	3,500.00		
Total Accounts Receivable			$	3,500.00
Partnerships				
Bookout-19th	$	60,000.00		
Clark - Grove	$	10,650.00		
Clark-Vrain	$	75,738.58		
Clark-Julian	$	0.20		
Clark-Wyandot	$	48,504.13		
Total Partnerships			$	194,892.91
Promissory Notes				
Kim	$	500.00		
Derek McReynolds	$	2,000.00		
Cuscaden	$	11,011.26		
M&M Investors	$	450.00		
Total Promissory Notes			$	13,961.26
Other Current Assets				
Armstrong	$	2,187.00		
Deposits Held	$	2,648.50		
Elmwood	$	1,785.00		
PFG Acquisitions	$	75,000.00		
PFG Fund II	$	-		
PFG Fund III	$	5,000.00		
Pine Investments	$	71,000.00		
Total Other Current Assets			$	157,620.50
Total Current Assets			$	418,295.35
Fixed Assets				
Accumulated Depreciation			$	(48,022.97)
Equipment				

Computers	$ 6,120.34	
Office Furniture	$ 6,029.65	
Volkswagen Passat	$ 5,000.00	
Other	$ 458.02	
Total Equipment		$ 17,608.01
Software		$ 32,814.96
Total Fixed Assets		$ 2,400.00
Total Assets		**$ 420,695.35**
Liability and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		$ (920.00)
Credit Cards		
CSI	$ 19.15	
Office Depot	$ 183.13	
Other	$ 11.05	
Total Credit Cards		$ 213.33
Other Current Liabilities		
Dowdell note Payments	$ 2,400.00	
Payroll Liabilities	$ 4,339.99	
Total Current Liabilities		$ 6,739.99
Total Liabilities		**$ 6,033.32**
Equity		
Capital Stock		$ 1,000.00
Officer Equity		
Contributions	$ 155,083.33	
Distributions	$ (1,383,172.87)	
Total Officer Equity		$ (1,228,089.54)
Paid in Capital		$ 11,699.07
Retained Earnings		$ 621,861.97
Net Income		$ 1,008,190.53
Total Equity		**$ 414,662.03**
Total Equity and Liabilities		$ 420,695.35

* this financial statement is unaudited

Pine Financial Group, Inc

Unaudited Balance Sheet

As Of March 31, 2014

Assets				
Current Assets				
Bank Accounts				
Primary Checking	$	50,504.33		
Savings	$	1,626.95		
Money Market	$	25,202.46		
Total Bank Accounts			$	77,333.74
Accounts Receivable	$	1,000.00		
Total Accounts Receivable			$	1,000.00
Partnerships				
Bookout-19th	$	94,016.67		
Clark-Vrain	$	133,571.92		
Clark-Julian	$	6,220.81		
Clark-Wyandot	$	76,375.15		
Total Partnerships			$	310,184.55
Promissory Notes				
Kim	$	500.00		
Harris	$	10,000.00		
Derek McReynolds	$	2,000.00		
Cuscaden	$	11,009.77		
West 80	$	3,341.13		
M&M Investors	$	895.00		
Total Promissory Notes			$	27,745.90
Other Current Assets				
Armstrong	$	8,491.54		
Deposits Held	$	7,648.50		
PFG Acquisitions	$	75,000.00		
PFG Fund II	$	20,000.00		
PFG Fund III	$	5,000.00		
Pine Investments	$	31,000.00		
Total Other Current Assets			$	147,140.04
Total Current Assets			$	563,404.23
Fixed Assets				
Accumulated Depreciation			$	(48,022.97)
Equipment				
Computers	$	6,120.34		
Office Furniture	$	6,029.65		

Volkswagen Passat	$ 5,000.00	
Other	$ 458.02	
Total Equipment		$ 17,608.01
Software		$ 32,814.96
Total Fixed Assets		$ 2,400.00
Total Assets		**$ 565,804.23**
Liability and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		$ (920.00)
Credit Cards		
CSI	$ 34.34	
Office Depot	$ 372.72	
Other	$ 11.05	
Total Credit Cards		$ 418.11
Other Current Liabilities		
Dowdell note Payments	$ 3,300.00	
Payroll Liabilities	$ 1,607.55	
Total Current Liabilities		$ 4,907.55
Total Liabilities		**$ 4,405.66**
Equity		
Capital Stock		$ 1,000.00
Officer Equity		
Contributions	$ 165,958.28	
Distributions	$ (1,482,024.72)	
Total Officer Equity		$ (1,316,066.44)
Paid in Capital		$ 11,699.07
Retained Earnings		$ 1,630,052.50
Net Income		$ 234,713.44
Total Equity		**$ 561,398.57**
Total Equity and Liabilities		$ 565,804.23

* this financial statement is unaudited

Pine Investments, LLC

Unaudited Balance Sheet

As Of December 31, 2013

Assets		
Current Assets		
Bank Accounts		
Primary Checking	$ 130,966.76	
Total Bank Accounts		$ 130,966.76
Other Current Assets		
Balance of Loans	$ 6,721,152.02	
Total Other Current Assets		$ 6,721,152.02
Total Assets		$ 6,852,118.78
Liability and Equity		
Equity		
Member Equity	$ 6,621,830.78	
Profit Distribution	$ (1,250,895.46)	
Retained Earnings	$ 630,325.03	
Net Income	$ 850,858.43	
Total Equity		$ 6,852,118.78
Total Equity and Liabilities		$ 6,852,118.78

* this financial statement is unaudited

Pine Investments, LLC

Unaudited Balance Sheet

As Of March 31, 2014

Assets		
Current Assets		
Bank Accounts		
Primary Checking	$ 290,978.21	
Total Bank Accounts		$ 290,978.21
Other Current Assets		
Balance of Loans	$ 7,245,699.49	
Total Other Current Assets		$ 7,245,699.49
Total Assets		$ 7,536,677.70
Liability and Equity		
Equity		
Member Equity	$ 7,367,187.29	
Profit Distribution	$ (1,584,399.96)	
Retained Earnings	$ 1,481,183.46	
Net Income	$ 272,706.91	
Total Equity		$ 7,536,677.70
Total Equity and Liabilities		$ 7,536,677.70

* this financial statement is unaudited

PFG Fund II, LLC

Unaudited Balance Sheet

As Of December 31, 2013

Assets		
Current Assets		
Bank Accounts		
Primary Checking	$ 309,415.88	
Total Bank Accounts		$ 309,415.88
Other Current Assets		
Balance of Loans	$ 6,162,642.00	
Total Other Current Assets		$ 6,162,642.00
Total Assets		$ 6,472,057.88
Liability and Equity		
Equity		
Member Equity	$ 6,310,790.72	
Profit Distribution	$ (532,797.93)	
Retained Earnings	$ 174,222.39	
Net Income	$ 519,842.70	
Total Equity		$ 6,472,057.88
Total Equity and Liabilities		$ 6,472,057.88

* this financial statement is unaudited

PFG Fund II, LLC

Unaudited Balance Sheet

As Of March 31, 2014

Assets		
Current Assets		
Bank Accounts		
Primary Checking	$ 61,590.80	
Total Bank Accounts		$ 61,590.80
Other Current Assets		
Balance of Loans	$ 7,461,086.58	
Total Other Current Assets		$ 7,461,086.58
Total Assets		$ 7,522,677.38
Liability and Equity		
Equity		
Member Equity	$ 7,308,459.69	
Profit Distribution	$ (663,957.77)	
Retained Earnings	$ 694,065.09	
Net Income	$ 184,110.37	
Total Equity		$ 7,522,677.38
Total Equity and Liabilities		$ 7,522,677.38

* this financial statement is unaudited

PFG Acquisitions, LLC

Unaudited Balance Sheet

As Of December 31, 2013

Assets		
Current Assets		
Bank Accounts		
Primary Checking	$ 201,864.81	
Total Bank Accounts		$ 201,864.81
Other Current Assets		
Legal Retainer	$ 1,125.00	
Total Other Current Assets		$ 1,125.00
Total Current Assets		$ 202,989.81
Fixed Assets		
13210 E 120th Ave	$ 5,143,912.84	
Total Fixed Assets		$ 5,143,912.84
Total Assets		**$ 5,346,902.65**
Liability and Equity		
Liabilities		
Current Liabilities		
Short Term Loans	$ 739.68	
Total Current Liabilities		$ 739.68
Long Term Liabilities		
2011SIP	$ 2,300,000.00	
Total Long Term Liabilities		$ 2,300,000.00
Total Liabilities		**$ 2,300,739.68**
Equity		
Member Equity	$ 3,077,674.00	
Retained Earnings	$ (25,060.90)	
Net Income	$ (6,450.13)	
Total Equity		**$ 3,046,162.97**
Total Equity and Liabilities		**$ 5,346,902.65**

* this financial statement is unaudited

PFG Acquisitions, LLC

Unaudited Balance Sheet

As Of March 31, 2014

Assets		
Current Assets		
Bank Accounts		
Primary Checking	$ 43,138.78	
Total Bank Accounts		$ 43,138.78
Other Current Assets		
Legal Retainer	$ 1,125.00	
Total Other Current Assets		$ 1,125.00
Total Current Assets		$ 44,263.78
Fixed Assets		
13210 E 120th Ave	$ 5,143,912.84	
Total Fixed Assets		$ 5,143,912.84
Total Assets		**$ 5,188,176.62**
Liability and Equity		
Liabilities		
Long Term Liabilities		
2011SIP	$ 2,300,000.00	
Total Long Term Liabilities		$ 2,300,000.00
Total Liabilities		**$ 2,300,000.00**
Equity		
Member Equity	$ 3,077,674.00	
Retained Earnings	$ (31,511.03)	
Net Income	$ (157,986.35)	
Total Equity		**$ 2,888,176.62**
Total Equity and Liabilities		**$ 5,188,176.62**

* this financial statement is unaudited

PART III – EXHIBITS

Exhibit No.	Name/Identification of Exhibit
1	Articles of Organization & Operating Agreement
	1.1 Articles of Organization 1.2 Operating Agreement
2.1	Form of Promissory Note
3	Investment Application (i.e., Subscription Agreement)
	3.1 Individual Investment Application 3.2 Organization Investment Application
4.1	Marketing Materials
5.1	Market Data Provided by Your Castle Real Estate
6.1	Foreclosure Invoice Provided by Robert Simpson
7.1	Legal Opinion Letter Provided by Donald Eby

Exhibit 1.1

Articles of Organization

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 08/13/2013 11:11 AM
ID Number: 20131466506

Document number: 20131466506
Amount Paid: $50.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Organization

filed pursuant to § 7-80-203 and § 7-80-204 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name of the limited liability company is

PFG Fund III, LLC.

(The name of a limited liability company must contain the term or abbreviation "limited liability company", "ltd. liability company", "limited liability co.", "ltd. liability co.", "limited", "l.l.c.", "llc", or "ltd.". See §7-90-601, C.R.S.)

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the limited liability company's initial principal office is

Street address

10200 W 44th Ave
(Street number and name)
Suite 220

Wheat Ridge | CO | 80033
(City) | *(State)* | *(ZIP/Postal Code)*

_____ | United States
(Province – if applicable) | *(Country)*

Mailing address
(leave blank if same as street address)

(Street number and name or Post Office Box information)

(City) | *(State)* | *(ZIP/Postal Code)*

(Province – if applicable) | *(Country)*.

3. The registered agent name and registered agent address of the limited liability company's initial registered agent are

Name
(if an individual)

(Last) *(First)* *(Middle)* *(Suffix)*

or

(if an entity) Pine Financial Group, Inc

(Caution: Do not provide both an individual and an entity name.)

Street address

10200 W 44th Ave
(Street number and name)
Suite 220

Wheat Ridge | CO | 80033
(City) | *(State)* | *(ZIP Code)*

Mailing address
(leave blank if same as street address)

(Street number and name or Post Office Box information)

CO
(City) (State) (ZIP Code)

(The following statement is adopted by marking the box.)
☑ The person appointed as registered agent has consented to being so appointed.

4. The true name and mailing address of the person forming the limited liability company are

Name
(if an individual) (Last) (First) (Middle) (Suffix)

or

(if an entity) Pine Financial Group, Inc

(Caution: Do not provide both an individual and an entity name.)

Mailing address 10200 W 44th Ave
(Street number and name or Post Office Box information)
Suite 220
Wheat Ridge CO 80033
(City) (State) (ZIP/Postal Code)
United States.
(Province – if applicable) (Country)

(If the following statement applies, adopt the statement by marking the box and include an attachment.)
☐ The limited liability company has one or more additional persons forming the limited liability company and the name and mailing address of each such person are stated in an attachment.

5. The management of the limited liability company is vested in
(Mark the applicable box.)
☑ one or more managers.

or

☐ the members.

6. *(The following statement is adopted by marking the box.)*
☑ There is at least one member of the limited liability company.

7. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*
☐ This document contains additional information as provided by law.

8. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
The delayed effective date and, if applicable, time of this document is/are ________________.
(mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

9. The true name and mailing address of the individual causing the document to be delivered for filing are

Amolsch	Kevin		
(Last)	(First)	(Middle)	(Suffix)

10200 W 44th Ave
(Street number and name or Post Office Box information)
Suite 220

Wheat Ridge	CO	80033
(City)	(State)	(ZIP/Postal Code)
	United States .	
(Province – if applicable)	(Country)	

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

Exhibit 1.2

Operating Agreement

PFG FUND III, LLC

OPERATING AGREEMENT

THE LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS ("INTERESTS") REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING TRANSFERRED IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY. THE INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

THIS OPERATING AGREEMENT ("**Agreement**") is made and entered into effective as of May 13, 2014 by and among PFG FUND III, LLC, a Colorado Limited Liability Company, ("**Company**"), and such persons as may be admitted as members pursuant to the terms hereof ("**Members**").

ARTICLE I
DEFINITIONS

Unless stated otherwise, the terms set forth in this Article I shall, for all purposes of this Agreement, have the meanings as defined herein:

1.1 "Affiliate" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling 10% or more of the outstanding voting securities of such Person, (iii) any officer, director, manager or general partner of such Person, or (iv) any Person who is an officer, director, manager, general partner, trustee, or holder of 10% or more of the voting securities of, any Person described in clauses (i) through (iii) of this sentence.

1.2 "Agreement" shall mean this Operating Agreement, as the same may hereafter be amended from time to time.

1.3 "Articles" shall mean the Articles of Organization for the Company originally filed with the Colorado Secretary of State and as amended from time to time.

1.4 "Bankruptcy" shall mean: (a) the filing of an application by a Member for, or his or her consent to, the appointment of a trustee, receiver, or custodian of his or her other assets; (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within 90 days; or (e) the failure by a Member generally to pay his or her debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his or her inability to pay his or her debts as they become due.

1.5 "Capital Account" shall mean, with respect to any Member, the capital account maintained for such Member in accordance with the following provisions:

(a) To each Member's Capital Account there shall be credited such Member's capital contributions, such Member's distributive share of Profits, and any items in the nature of income or gain (from unexpected adjustments, allocations or distributions) that are specially allocated to a Member and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

(b) To each Member's Capital Account there shall be debited the amount of cash, such Member's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated to a Member and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

In the event any interest in the Company is transferred according to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

In the event the Gross Asset Values of the Company assets are adjusted pursuant to Section 1.14, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment.

The provisions of this Section 1.5 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations. In the event it is necessary to modify the manner in which the Capital Accounts are computed in order to comply with such regulations, the Manager shall make such modifications. The Manager shall adjust the amounts debited or credited to the Capital Accounts with respect to (i) any property contributed to the Company or distributed to any Member and (ii) any liabilities that are secured by such contributed or distributed property or that are assumed by the Company in the event the Manager shall determine that such adjustments are necessary or appropriate pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv). The Manager shall also make appropriate modifications if unanticipated events cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

1.6 "Capital Contribution" shall mean for each Member the total capital contributions made to the Company in accordance with Section 4.1.

1.7 "Cash Available for Distribution" shall mean an amount of cash equal to the excess of accrued income from operations and investment of, or the sale or refinancing or other disposition of, Company assets during any calendar month over the accrued operating expenses, depreciation of the Company during such month, including any adjustments for bad debt reserves or deductions (including reasonable reserves) as the Manager may deem appropriate, all determined in accordance with generally accepted accounting principles.

1.8 "Code" shall mean the Internal Revenue Code of 1986, as amended, and corresponding portions of any subsequent federal revenue laws.

1.9 "Company" shall mean PFG FUND III, LLC, a Colorado limited liability company.

1.10 "Economic Interest" shall mean the right to receive distributions of the Company's assets and allocations of income, gain, loss, deduction, credit and similar items from the Company in respect of Units of the Company pursuant to this Agreement and the Act, but shall not include any other rights of a

Member, including, without limitation, the right to vote or participate in the management of the Company, or except as provided in § 7-80-404 of the Colorado Limited Liability Company Act (the "Act"), any right to information concerning the business and affairs of the Company.

1.11 "Economic Interest Owner" shall mean the owner of an Economic Interest who is not a Member.

1.12 "ERISA Plan Investor" shall mean any Member that is a pension or profit-sharing plan, Keogh Plan, 401(k) plan, Individual Retirement Account or other employee benefit plan qualified under the Employee Retirement Income Security Act of 1974, as amended.

1.13 "Fiscal Year" shall mean a calendar year ending December 31.

1.14 "Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company property other than money, unless all Members receive simultaneous distributions of undivided interests in the distributed property in proportion to their interests in the Company; and (iii) the termination of the Company for federal income tax purposes pursuant to Code Section 708(b)(1)(B); and

(c) If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsections (a) or (b) above, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

1.15 "Majority Interest of the Members" shall mean Members holding more than 50% of the aggregate outstanding Units of the Company, or of Units held by a specified group of Members, on the first day of the current calendar month.

1.16 "Manager" shall mean Pine Financial Group, Inc, currently the single member-manager of the Company, or any person or entity substituted in place thereof or hired in addition thereto as Manager pursuant to this Agreement.

1.17 "Members" shall mean the purchasers of Interests admitted to the Company as Members, and "Member" shall mean any one of the Members.

1.18 "Net Assets Under Management" means the total Company's capital, including cash, notes (at book value), real estate owned (at book value), accounts receivable, advances made to protect loan security, unamortized organizational expenses and any other Company assets valued at fair market value, less Company liabilities.

1.19 "Percentage Interest" shall mean the respective percentage interest of a Member determined as of any day by dividing the number of Units held by a Member by the total outstanding number of Units held by all Members.

1.20 "Person" shall mean both natural and legal persons, including any unincorporated association or entity, as the context may require.

1.21 "Profits" and "Losses" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Section shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section, shall be subtracted from such taxable income or loss; and

(c) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(d) Notwithstanding any other provision of this Section, any items in the nature of income or gain or expenses or losses, which are specially allocated, shall not be taken into account in computing Profits or Losses.

1.24 "Units" shall mean units of ownership representing a Member's membership interest in the Company and all rights, benefits and privileges pertaining thereto.

ARTICLE II
ORGANIZATION OF THE COMPANY

2.1 Formation. The parties hereto hereby agree to form a limited liability company, pursuant to the provisions of the Colorado Limited Liability Company Act, codified in the Colorado Statutes, as the same may be amended from time to time (the "Act").

2.2 Name. The name of the Company shall be "PFG FUND III, LLC," unless and until changed by the Manager, who shall promptly notify the Members of any such change.

2.3 Place of Business. The principal place of business of this Company shall be located at 10200W 44th Ave Suite 220 Wheat Ridge, CO 80033, until changed by designation of the Manager.

2.4 Purpose. The primary purpose of this Company shall be to invest in short term loans secured by real estate to small real estate developers and real estate investors or to invest in privately held companies that make such loans.

2.5 Term. The Company shall be deemed to be formed and its term shall commence as of the day the Articles are filed with the Colorado Secretary of State, and shall continue indefinitely until dissolved and terminated pursuant to the provisions of this Agreement or by operation of law.

2.6 Power of Attorney. Each of the Members irrevocably constitutes and appoints the Manager, acting by and through any of its executive officers, as his true and lawful attorney-in-fact, with full power and authority for him, and in his name, place and stead, to execute, acknowledge, publish and file:

(a) This Agreement, the Articles, and any amendments or cancellation thereof required under the laws of the State of Colorado;

(b) Any certificates, instruments and documents, including, without limitation, fictitious business name statements, as may be required by, or may be appropriate under, the laws of any state or other jurisdiction in which the Company is doing or intends to be doing business; and

(c) Any documents which may be required to effect the continuation of the Company, the admission of an additional or substituted Member, the amendment of this Agreement, or the dissolution and termination of the Company.

2.7 Nature of Power of Attorney. The foregoing grant of authority is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death of the undersigned or the delivery of an assignment by the undersigned of the Units, provided that where the assignee thereof has been approved by the Manager for admission to the Company as a substituted Member, the Power of Attorney shall survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect such substitution.

ARTICLE III
THE MANAGER

3.1 Management by the Manager, Generally. Subject to any provisions of the Articles and this Agreement relating to actions required to be approved by the Members, if any, the business, property and affairs of the Company shall be managed and all powers of the Company shall be exercised by or under the direction of the Manager. In addition to the general management authority provided under this Section and without in any way limiting the generality of the foregoing, the Manager shall have all necessary powers to manage and carry out the purposes, business and affairs of the Company, including, without limitation, the following powers and authority:

(a) To expend Company funds in furtherance of the business of the Company and to acquire and deal with assets upon such terms as it deems advisable, from Affiliates and other persons;

(b) To offer additional Units for sale from time to time to determine the terms of the offering of Units, including the price thereof and the amount of discounts allowable or commissions to be paid and the manner of complying with applicable law;

(c) To employ, at the expense of the Company, such agents, employees, independent contractors, attorneys and accountants as the Manager deems reasonable and necessary for any Company purpose;

(d) To effect necessary insurance for the proper protection of the Company, the Manager or Members;

(e) To prosecute, defend, pay, collect, compromise, arbitrate, or otherwise adjust any and all claims or demands of or against the Company or its Manager;

(f) To bind the Company in all transactions involving the Company's property or business affairs, including the preparation and execution of all loan documents, the funding of loans, the purchase and sale of notes, and investments in privately held mortgage funds;

(g) To amend this Agreement with respect to the matters described in subsections 12.5(a) through (g) below;

(h) To determine the accounting method or methods to be used by the Company, which methods may be changed at any time by written notice to all Members;

(i) To open accounts in the name of the Company in one or more banks, savings and loan associations or other financial institutions or money market funds, and to deposit Company funds therein, subject to withdrawal upon the signature of the Manager or any person authorized by the Manager;

(j) To sell from time to time all or any portion of the Company's assets, or any undivided or beneficial interests therein, including without limitation the securitization, offer and sale of senior participating interests in the Company's mortgage loan portfolio, all upon such terms and conditions as the Manager shall deem appropriate in its sole business judgment; and

(k) To retain such advisors and professionals, execute all instruments and documents and do all other things necessary or appropriate in the judgment of the Manager to effectuate any of the foregoing.

3.2 Fiduciary Duty. The Manager shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, and the Manager shall not employ such funds or assets in any manner except for the exclusive benefit of the Company.

3.3 Allocation of Time to Company Business. The Manager shall not be required to devote full time to the affairs of the Company but shall devote whatever time, effort and skill the Manager may deem to be reasonably necessary for the conduct of the Company's business. The Manager may engage in any other businesses including businesses related to or competitive with the Company.

3.4 Exculpation and Indemnification. Neither the Manager, nor its shareholders, officers, directors, employees or agents, shall have any liability whatsoever to the Company or to any Member for any loss suffered by the Company or any Member which arises out of any action or inaction of the Manager or any of its shareholders, officers, directors, employees or agents, so long as the Manager or such other Person, in good faith, determined that such course of conduct was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct. The Manager and its shareholders, officers, directors, employees and agents and the employees and agents of the Company shall be entitled to be indemnified and held harmless by the Company, at the expense of the Company, against any loss, expense, claim or liability (including reasonable attorneys' fees, which shall be paid as incurred) resulting from the assertion of any claim or legal proceeding relating to the performance or nonperformance of any act concerning the activities of the Company, including claims or legal proceedings brought by a third party or by Members, on their own behalf or as a Company derivative suit, so long as the party to be indemnified determined in good faith that such course was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct; provided, that any such indemnity shall be paid solely from the assets of the Company. Nothing herein shall prohibit the Company from paying in whole or in part the premiums or other charge for any type of indemnity insurance in which the Manager or other agents or employees of the Manager or the Company are indemnified or insured against liability or loss arising out of their actual or asserted misfeasance or nonfeasance in the performance of their duties or out of any actual or asserted wrongful act against, or by, the Company including, but not limited to, judgments, fines, settlements and expenses incurred in the defense of actions, proceedings and appeals therefrom.

3.5 Removal of the Manager; Election of Successor Manager. The Manager may be removed upon the following terms and conditions:

(a) The Manager may be removed by the written consent of a Majority Interest of the Members. Members may exercise such right by presenting to the Manager a written notice, which shall be executed by the Members and their signatures acknowledged, to the effect that the Manager is removed effective on the date set forth in such notice.

(b) Concurrently with delivery of such notice or within 90 days thereafter by written notice similarly given, a Majority Interest of the Members may also designate a successor Manager.

(c) Substitution of a new Manager, if any, shall be effective upon written acceptance of the duties and responsibilities of a Manager by the new Manager. Upon effective substitution of a new Manager, this Agreement shall remain in full force and effect except for the change in the Manager and the business of the Company shall be continued by the new Manager.

3.6 Retirement by Manager. The Manager may withdraw ("retire") from the Company upon not less than 6 months written notice of same to the Members. In the event that the Manager retires, the Members shall elect a successor manager by a Majority Interest of the Members.

3.7 Officers. The Manager may appoint officers at any time. The officers of the Company, if deemed necessary by the Manager, may include a president, vice president, secretary, and chief financial officer. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of the State of Colorado or citizen of the United States. The officers shall exercise such powers and perform such duties as shall be determined from time to time by the Manager. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Manager at any time. Any officer may resign at any time by giving written notice to the Manager. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party. A vacancy in any office may be filled by the Manager in his sole discretion.

ARTICLE IV
THE MEMBERS – CAPITAL CONTRIBUTIONS

4.1 Capital Contributions; Issuance of Units.

(a) The Members shall make contributions to the capital of the Company by purchasing Units for $5,000 per Unit with an initial minimum subscription of $5,000 (1 Unit) per Member (including subscriptions from entities of which such Member is the sole beneficial owner). Notwithstanding the foregoing, the Manager may accept subscriptions for less than the initial minimum subscription and may accept subscriptions of less than 3 Units or may issue fractional Units in its discretion.

(b) The Members shall make capital contributions in cash by executing and delivering a subscription agreement in form and substance determined by the Manager. The Manager and/or its Affiliate(s) shall be the initial Member(s) and shall contribute initial capital to the

Company in the amount of $5,000. The Manager may purchase additional Units at any time and, in such case, shall have the rights of the other Members.

4.2 No Participation in Management. Except as expressly provided herein, the Members shall take no part in the conduct or control of the Company business and shall have no right or authority to act for or bind the Company. Economic Interest Owners shall have no voting rights whatsoever.

4.3 Rights and Powers of Members. A Majority Interest of the Members shall have the right to vote upon, and to approve or disapprove, the following matters, and no others, provided, that the matters described in subsections (a), (b) and (c) below shall also require the prior written consent of the Manager:

(a) dissolution and termination of the Company;

(b) amendment to this Agreement, provided that this subsection (b) shall not apply to the matters set forth in Section 12.5 below, with respect to which matters the Manager alone may amend this Agreement without the vote of the Members;

(c) merger or consolidation of the Company pursuant to Section 9.3 below; and

(d) Removal of the Manager and election of a successor Manager, in the manner and subject to the conditions described in Section 3.5 above.

4.6 Meetings. No regular meetings of Members are required to be held, but meetings of Members may be called by Members holding 10% or more of the outstanding Membership Interests. Meetings shall be noticed and held, and voting procedures shall be followed in accordance with the provisions of Section 68.4231 of the Act.

4.7 Limited Liability of Members. Units are non-assessable, and no Member shall be personally liable for any of the expenses, liabilities, or obligations of the Company or for any of the losses thereof beyond the amount of such Member's agreed upon Capital Contribution to the Company and such Member's share of any undistributed net income and gains of the Company; provided, that each Member shall remain liable to return to the Company any distributions that such Member is obligated to return pursuant to Section 68.4211 of the Act.

ARTICLE V
PROFITS AND LOSSES; CASH DISTRIBUTIONS

5.1 Losses. Losses shall be allocated among the Members as of the last day of each calendar month in accordance with their respective Percentage Interests.

5.2 Profits. Profits shall be allocated among the Members as of the last day of each calendar month in accordance with their respective Percentage Interests.

5.3 Special Allocation Rules.

(a) For purposes of this Agreement, a loss or allocation (or item thereof) is attributable to non-recourse debt which is secured by Company property to the extent of the excess of the outstanding principal balance of such debt (excluding any portion of such principal balance which would not be treated as an amount realized under Code Section 1001 and Paragraph (a) of Code Section 1.001-2 if such debt were foreclosed upon) over the adjusted basis of such property. This excess is herein defined as "Minimum Gain" (whether taxable as capital gain or as ordinary income) as more explicitly set forth in Treasury Regulation 1.704-1(b)(4)(iv)(c). Notwithstanding any other provision of Article V, the allocation of loss or deduction (or item thereof) attributable to non -recourse debt which is secured by Company property will be allowed only to the extent that such allocation does not cause the sum of the deficit Capital Account balances of the Members receiving such allocations to exceed the minimum gain determined at the end of the Company taxable year to which the allocations relate. Any Member with a deficit Capital Account balance resulting in whole or in part from allocations of loss or deduction (or item thereof) attributable to non-recourse debt which is secured by Company property shall, to the extent possible, be allocated income or gain (or item thereof) in an amount not less than the minimum gain at a time no later than the time at which the minimum gain is reduced below the sum of such deficit capital account balances. This Section is intended and shall be interpreted to comply with the requirements of Treasury Regulation Section 1.704-1(b)(4)(iv)(e).

(b) In the event any Member receives any adjustments, allocations or distributions, not covered by subsection (a) above, so as to result in a deficit Capital Account, items of Company income and gain shall be specially allocated to such Members in an amount and manner sufficient to eliminate the deficit balances in their Capital Accounts created by such adjustments, allocations or distributions as quickly as possible. This Section shall operate as a qualified income offset as utilized in Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

ARTICLE VI
ACCOUNTING AND REPORTS

6.1 Books and Records. The Manager shall cause the Company to keep the following books and records, which shall be maintained at the Company's principal place of business and shall be available for inspection and copying by, and at the sole expense of, the Members (but not Economic Interest Holders), or their duly authorized representatives, or unsecured note holders or their their duly authorized representative during reasonable business hours:

(a) A current list of the full name and last known business or residence address of each Member and Economic Interest Owner set forth in alphabetical order, together with the capital contributions and number of Units owned by each Member and Economic Interest Owner;

(b) A current list of the full name and business or residence address of each Manager;

(c) A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the 6 most recent taxable years;

(e) A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(f) Copies of the financial statements of the Company, if any, for the 6 most recent Fiscal Years; and

(g) The Company's books and records as they relate to the internal affairs of the Company for at least the current and past 4 Fiscal Years.

6.2 Financial Reports.

(a) The Manager shall cause to be prepared at the end of each Fiscal Year of the Company financial statements for the Company including a balance sheet of the Company as of the end of each Fiscal Year, an income statement and a report of the activities of the Company during such Fiscal Year, including a statement of changes in financial position for that Fiscal Year.

(b) The Manager shall provide to each of the Members within six months of the end of each Fiscal Year an annual report of the Company's operations including a summary of the Company's financial statements. Copies of the Company's financials shall be made available to the Members or note holders upon reasonable request.

6.3 Tax Returns. The Manager shall cause to be prepared and distributed to each Member within 90 days after the end of each Fiscal Year of the Company a Schedule K-1 and, such other information that the Members may require for preparation of their federal and state income tax returns.

ARTICLE VII
TRANSFER OF COMPANY INTERESTS

7.1 Restrictions on Transfers. Notwithstanding any provision to the contrary contained herein, the following restrictions shall apply to any and all proposed sales, assignments or transfers of Units and Economic Interests, and any proposed sale, assignment or transfer in violation of same shall be void ab initio:

(a) No Member shall make any transfer or assignment of all or any part of his Units without the prior written consent of the Manager, which consent may be withheld in the sole discretion of the Manager.

(b) No Member shall make any transfer or assignment of all or any part of his Economic Interest without the prior written consent of the Manager, which consent shall not be unreasonably withheld.

(c) No Member shall make any transfer or assignment of all or any part of his Units or Economic Interest if said transfer or assignment would, when considered with all other transfers during the same applicable 12-month period, cause a termination of the Company for federal or Colorado state income tax purposes.

(d) No Member shall be entitled to sell, assign, transfer or convey his Units or Economic Interest to any person or entity other than a bona fide resident of the State of Colorado for a period of 9 months after the termination of the offering of Units pursuant to which such Units (or the Units associated with such Economic Interest) were acquired.

(e) Instruments evidencing Units, Economic Interest, or promissory notes shall bear and be subject to a legend condition in substantially the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE COLORADO SECURITIES ACT OF 1981, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

7.2 Transfer of Units and Substitution. No assignee of any Units of the Company shall have the right to become a substituted Member in place of his assignor unless the following conditions are first met:

(a) The assignor shall designate such intention in the instrument of assignment;

(b) The written consent of the Manager to such substitution shall be obtained, which consent may be withheld in the sole discretion of the Manager and which, in any event, shall not be given if the Manager determines that such sale or transfer may jeopardize the continued ability of the Company to qualify as a "partnership" for federal income tax purposes or that such sale or transfer may jeopardize the status of the original sale of said interest pursuant to the non-public and intrastate offering exemptions from registration or qualification under the Securities Act of 1933, as amended (the "**1933 Act**") or the Colorado Securities and Investor Protection Act, as amended;

(c) The instrument of assignment shall be in a form and substance satisfactory to the Manager;

(d) The assignor and assignee named therein shall execute and acknowledge such other instruments as the Manager may deem necessary to effectuate such substitution, including but not limited to a power of attorney with provisions more fully described in this Agreement;

(e) The assignee shall accept, adopt and approve in writing all of the terms and provisions of this Agreement as the same may have been amended;

(f) Such assignee shall pay all reasonable expenses (including reasonable attorneys' fees) incurred by the Manager or the Company in connection with such substitution; and

(g) The Company has received, if requested, a legal opinion in form and substance satisfactory to the Manager that such transfer will not violate the registration provisions of the 1933 Act or the qualification requirements of the 1968 Law, which opinion shall be furnished at the Member's expense.

ARTICLE VIII
WITHDRAWAL FROM COMPANY

8.1 Withdrawal by Members. No Member shall have the right to withdraw from the Company, receive cash distributions or otherwise obtain the return of all or any portion of his Capital Account balance for a period of 60 months after the date of the initial purchase of Units and admission to the Company of such Member or his or her predecessor in interest (the "**Holding Period**"), except for quarterly distributions of Cash Available for Distribution, if any, to which such Member may be entitled pursuant to Section 5.2 above. After the expiration of the Holding Period, a Member may withdraw or partially withdraw from the Company upon and subject to the following conditions and limitations:

(a) A Member desiring to withdraw from the Company shall give not less than 90 days prior written notice of same effective not earlier than the expiration of the Holding Period ("**Notice of Withdrawal**") to the Manager, and (subject to the provisions of Section 8.2 below) such Member's Capital Account as of the date of such notice shall be liquidated and distributed to such Member in not more than four quarterly installments each equal to 25% of the total Capital Account being liquidated, commencing on the last day of the calendar quarter in which Notice of Withdrawal is effective and continuing thereafter until paid in full.

(b) Furthermore, commencing with the end of the calendar month in which such Notice of Withdrawal is given, any current Cash Available for Distribution allocable to the Capital

Account (or portion thereof) being withdrawn shall also be distributed in cash to the withdrawing Member in the manner provided in Section 5.2 above.

8.2 Limitations on Withdrawal. Notwithstanding Section 8.1 above, the return of a withdrawing Member's Capital Account shall be subject to the following limitations:

(a) The Company will not establish a reserve from which to fund withdrawals and, accordingly, the Company's obligation to return a Member's Capital Account is limited to the availability of Company cash flow in any given calendar quarter, as determined in good faith by the Manager. For this purpose, cash flow is considered to be available only after all current Company expenses have been paid (including compensation to the Manager and its Affiliates) and provision has been made for maintaining adequate reserves to meet anticipated Company expenses, funding of all and outstanding loan commitments and approved loans, and payment of all monthly cash distributions on a pro rata basis which must be paid to Members who have elected to receive such distributions. The Company shall not be obligated to sell or liquidate any mortgage loans prior to maturity for the purpose of generating funds to liquidate the Capital Accounts of withdrawing Members.

(b) If current cash flow is inadequate to promptly liquidate all Capital Accounts with respect to which Notices of Withdrawal have been received, then the priority of distributions among withdrawing Members shall be determined by the chronological order in which their respective Notices of Withdrawal were received by the Manager; provided, that the Manager shall have the discretion to accord priority to Notices of Withdrawal received from Deceased Members and ERISA Plan Investors as described in Section 8.3 below.

(c) In no event shall the Company be required to liquidate more than $25,000 per calendar quarter per Member or the Capital Accounts of Withdrawing Members to the extent that the aggregate distributions paid to all withdrawing Members during any 12-month period would exceed an amount equal to 20% of the aggregate Capital Accounts of all Members at the beginning of such period.

8.3 Priority Withdrawals. Notwithstanding any provision herein to the contrary, the Company may give priority to the return of the Capital Accounts of certain Members, as follows:

(a) Upon the death of the sole beneficiary of a corporate pension or profit-sharing plan, Individual Retirement Account or other employee benefit plan subject to ERISA or upon the death of a Member (the "**Deceased Member**"), the return of such Deceased Member's Capital Account may be given priority over the return of other withdrawing Members' Capital Accounts, in the Manager's sole and absolute discretion, but such priority liquidation shall be limited to $50,000 per calendar quarter per Member.

8.4 Capital Account Adjustments. Notwithstanding the foregoing, the remaining Capital Account of a withdrawing Member shall continue to be subject to adjustment as described in Section 1.5 above until it is fully liquidated. Any reduction in a Capital Account by reason of an allocation of Losses, if any, shall reduce all subsequent liquidation payments proportionately. In no event shall any Member receive cash distributions upon withdrawal from the Company if the effect of such distribution would be to create a deficit in such Member's Capital Account.

8.5 Constructive Vote to Dissolve. If at any time there are outstanding unfulfilled Notices of Withdrawal from a Majority Interest of the Members (even if not all such Members are liquidating their entire Capital Accounts), the Manager shall have the right, but not the obligation, to deem such event to constitute a vote by the Members to dissolve the Company pursuant to Section 9.1 and to concur with such vote. If the Company so dissolves at a time when any Members who have previously given Notices of

Withdrawal have not yet received the full return of their requested withdrawals, then in such event the winding up provisions of Section 9.2 below shall apply and the distribution provisions of Section 9.2(c) shall be controlling, such that liquidation payments shall thereafter be made proportionately to all Members pursuant to Section 9.2(c) and no further withdrawal payments shall be made pursuant to this Article VIII.

8.6 Effect of Withdrawal on Units. Each payment by the Company in liquidation of all or any portion of a Member's Capital Account shall be treated as the Company's repurchase of its Units, and the number of Units repurchased shall be equal to (i) the dollar amount of the Capital Account being returned to the Member, divided by (ii) the then current value of Units calculated in the same manner as the offering price of Units as determined under Section 4.1 above.

ARTICLE IX
DISSOLUTION OF THE COMPANY; MERGER OF THE COMPANY

9.1 Events Causing Dissolution. The Company shall dissolve upon occurrence of the earlier of the following events:

(a) By the Manager, in the Manager's sole discretion;

(b) The vote (including a deemed vote pursuant to Section 8.5 above) of a Majority Interest of the Members to dissolve; or

(c) An entry of a decree of judicial dissolution pursuant to Section 17351 of the Colorado Corporations Code.

9.2 Winding Up. Upon the occurrence of an event of dissolution, the Company shall not immediately be terminated, but shall continue until its affairs have been wound up. Upon dissolution of the Company, unless the business of the Company is continued as provided above, the Manager will wind up the Company's affairs as follows:

(a) No new loans shall be made or purchased;

(b) Except as may be agreed upon by the Manager and a Majority Interest of Members in connection with a merger or consolidation described in Section 9.3, the Manager shall liquidate the assets of the Company as promptly as is consistent with recovering the fair market value thereof, either by sale to third parties (including the Manager or Affiliates) or by servicing the Company's outstanding loans in accordance with their terms; provided, however, the Manager shall liquidate all Company assets for the best price reasonably obtainable in order to completely wind up the Company's affairs within five (5) years after the date of dissolution;

(c) Except as may be agreed upon by the Manager and a Majority Interest of Members in connection with a merger or consolidation described in Section 9.3, all sums of cash held by the Company as of the date of dissolution (including liquid assets which shall be converted to cash), together with all sums of cash received by the Company during the winding up process from any source whatsoever, shall be applied and promptly distributed to the Members in proportion to the positive balances in their respective outstanding Capital Accounts, but only after all the Company's debts have been paid or otherwise adequately provided for.

(d) Upon the completion of the liquidation of the Company and distribution of liquidation proceeds, the Manager shall cause to be filed a Certificate of Dissolution as required by the Act and shall furnish to each of the Members a statement setting forth the receipts and disbursements of the Company during such liquidation, the amount of proceeds from such liquidation distributed with respect to Company Interests and the amount of proceeds paid or distributed to Members.

9.3 Merger or Consolidation of the Company. The Company may be merged or consolidated with one or more other entities, which may be Affiliates of the Company; provided that the principal terms of any such merger or consolidation are first approved by the Manager and by the affirmative vote of a Majority Interest of the Members. In any such merger or consolidation, the Company may be either a disappearing or surviving entity pursuant to the Act or any other provision of applicable law.

ARTICLE X
TRANSACTIONS BETWEEN THE COMPANY, THE MANAGER AND AFFILIATES

10.1 Reimbursement of Manager for Certain Expenses. The Manager shall be reimbursed by the Company for all organizational syndication and operating expenses incurred on behalf of the Company, including without limitation, out-of-pocket general and administrative expenses of the Company, accounting fees, legal fees and expenses, postage, and preparation of reports to Members.

ARTICLE XI
ARBITRATION

11.1 Binding Arbitration. In the event of any dispute, claim, question, or disagreement arising from or relating to this agreement or the breach thereof, the parties hereto shall use their best efforts to settle the dispute, claim, question, or disagreement. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to both parties. If they do not reach such solution within a period of 60 days, then, upon notice by either party to the other, all disputes, claims, questions, or differences shall be finally settled by arbitration administered by the American Arbitration Association in accordance with the provisions of its Commercial Arbitration Rules.

11.2 Arbitration Procedures. The place of arbitration shall be St. Augustine, FL. This agreement shall be governed by and interpreted in accordance with the laws of the State of Colorado. Each party shall bear its own costs and expenses and an equal share of the arbitrators' and administrative fees of arbitration. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties. Either party may participate in the arbitration by telephone.

ARTICLE XII
MISCELLANEOUS

12.1 Legal Representation.

(a) Counsel to the Company may also be counsel to the Manager or any Affiliate of the Manager. The Manager may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the Colorado Rules of Professional Conduct or similar rules in any other jurisdiction ("**Rules**"). Each Member acknowledges that Company counsel does not represent any Member and Company counsel shall owe no duties directly to any Member. Notwithstanding any adversity that may develop, in the event any dispute or controversy arises between any Members and the Company, or between any Members or the Company, on the one hand, and the Manager (and its Affiliates), on the other hand, then each Member agrees that Company counsel may represent either the Company or such Manager (or its Affiliates or both), in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation.

(b) Each Member further acknowledges that Company counsel has represented only the interests of the Manager and not the Members in connection with the formation of the Company and the preparation and negotiation of this Agreement, and each Member acknowledges that it has been afforded the opportunity to consult with independent counsel with regard thereto.

12.2 Covenant to Sign Documents. Without limiting the power of attorney granted by Sections 2.6 and 2.7 above, each Member covenants, for himself and his successors and assigns, to execute, with acknowledgement or verification, if required, any and all certificates, documents and other writings which may be necessary or expedient in the creation of the Company and the achievement of its purposes, including, without limitation, all such filings, records or publications necessary or appropriate in the judgment of the Manager to comply with the applicable laws of any jurisdiction in which the Company shall conduct its business.

12.3 Notices. Except as otherwise expressly provided for in this Agreement, all notices which any Member may desire or may be required to give any other Member shall be in writing and shall be deemed duly given when delivered personally or when deposited in the United States mail, first-class postage prepaid, addressed to the Member's address as shown in the books of the Company pursuant to written notification to the Manager. Notices to the Manager or to the Company shall be delivered to the Company's principal place of business, as set forth in Section 2.3 above or as hereafter charged as provided herein.

12.4 Right to Engage in Competing Business. Nothing contained herein shall preclude any Member from purchasing or lending money upon the security of any other property or rights therein, or in any manner investing in, participating in, developing or managing any other venture of any kind, without notice to the other Members, without participation by the other Members, and without liability to them or any of them. Each Member waives any right he may have against the Manager for capitalizing on information received as a consequence of the Manager's management of the affairs of this Company.

12.5 Amendment. This Agreement is subject to amendment by the affirmative vote of a Majority Interest of the Members with the written concurrence of the Manager. Notwithstanding anything to the contrary contained in this Agreement, the Manager shall have the right to amend this Agreement, without the vote or consent of any of the Members, when:

(a) There is a change in the name of the Company or the amount of the contribution of any Member;

(b) A person is substituted as a Member;

(c) An additional Member is admitted;

(d) A person is admitted as a successor or additional Manager in accordance with the terms of this Agreement;

(e) There is a change in the character of the business of the Company;

(f) There is a false or erroneous statement in this Agreement; or

(g) A change in this Agreement is required in order that it shall accurately represent the agreement among the Members.

12.6 Governing Law. This Agreement shall be governed by and shall be interpreted and enforced in accordance with the substantive laws of the State of Colorado.

12.7 Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes any and all prior agreements and representations, either oral or in writing, between the parties hereto with respect to the subject matter contained herein.

12.8 Waiver. No waiver by any party hereto of any breach of, or default under, this Agreement by any other party shall be construed or deemed a waiver of any other breach of or default under this Agreement, and shall not preclude any party from exercising or asserting any rights under this Agreement with respect to any other breach or default.

12.9 Severability. If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

12.10 Captions. Section titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement.

12.11 Number and Gender. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neutral genders, and the word "person" shall include a natural person, firm, partnership, corporation, trust, association of other form of legal entity. Any consent or action required or permitted to be given or made by a Manager may be given or made by any Manager.

12.12 Counterparts. This Agreement may be executed in counterparts, any or all of which may be signed by the Manager on behalf of the Members as their attorney-in-fact.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above written.

MANAGER:

Pine Financial Group, Inc
a Colorado Cooperation

By: ______________________
Kevin Amolsch
Its: President

MEMBER:

Pine Financial Group, Inc
a Colorado Cooperation

By: ______________________
Kevin Amolsch
Its: President

SCHEDULE A

MEMBERS

Name and Address	Date of Admission	Capital Contribution	% Interest
Pine Financial Group, Inc 10200 W 44th Ave., Suite 220 Wheat Ridge, CO 80033	August 13, 2013	$5,000	100%

Exhibit 2.1

Form of Promissory Note

PFG FUND III, LLC

PROMISSORY NOTE

No.__________

_______________, 2013
Wheat Ridge, CO

This Promissory Note (the "Note") is one of a duly authorized issue of Unsecured Notes (the "Notes") of PFG Fund III, LLC (the "Company"), issued under and subject in all respects to the terms of the Company's Offering Circular dated as of February 18, 2014 (the "Offering Circular") and the Investment Application prepared by Noteholder and accepted by the Company (the "Investment Application").

THE NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY. THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

FOR A PERIOD OF NINE MONTHS FROM THE DATE OF THE LAST SALE OF THE SECURITIES BY THE ISSUER IN CONNECTION WITH THE OFFERING WHEREBY THESE SHARES WERE PURCHASED, ALL RESALES OF THESE SECURITIES, BY ANY PERSON, SHALL BE MADE ONLY TO BONA FIDE PERMANENT RESIDENTS OF THE STATE OF COLORADO.

1. Promise to Pay. Subject to the restrictions in Section 3 below, for value received, PFG FUND III, LLC hereby promises to pay to __________________________________ (the Noteholder"), or registered assigns, the principal sum of $____________________ (the "Principal") on __________________ , the date that is ________ months from the date of this Note, unless otherwise extended pursuant to Section 2 below, together with any unpaid interest at the office of the Company, which is currently located at 10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Company agrees to pay interest on the Principal thereon at the rate of 8% per annum ("APR").

2. Interest Payments. Interest is payable on a calendar quarterly basis, with the first payment due following the completion of the first full quarter following the execution on Investor's Note.

3. Term. The term of this Note shall be ______ months.

4. Prepayment. The Company can call this Note for redemption and prepay at any time without penalty. Notice of redemption shall be given by mail to the holder of Note at his last address as it appears on the records of the Company at least 30 days prior to the date fixed for redemption. Once notice of redemption is mailed, the Note called for redemption becomes due and payable on the date of redemption set forth in the notice of redemption at the redemption price. On or before the redemption date, the Company shall set aside money sufficient to pay the redemption price of all Notes to be redeemed on that date. If the Company has mailed a notice of redemption to the registered holder and this Promissory Note is not presented for redemption within 60 days of the redemption date or such longer period set forth in the notice of redemption, then the Company may transfer the money distributable upon redemption to a separate bank account, for the benefit of the registered Holder whose Notes are redeemed, and thereupon this Note shall be deemed as of the date of redemption to have been redeemed and no longer outstanding.

5. Defaults and Remedies. If an Event of Default (as defined below) occurs under this Note, the principal of and accrued interest on the Note may be declared by the Holder due and payable by providing Company with written notice.

All amounts due under this Note shall be payable within 30 days of the date of receipt of notice by the Company. An "Event of Default" occurs if: (i) the Company fails to pay the interest or principal of any Note when the same is due, presented for payment, upon redemption or otherwise, and the failure to pay continues for a period of thirty (30) days after receipt of written notice from the Holder of the Note or (ii) the Company becomes subject to certain events of bankruptcy or insolvency. In the Event of Default, the Holder will be free to pursue all legal remedies available to enforce the terms of this Agreement.

6. No Recourse. A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under this Note or for any claim based on, or in respect of such obligations or their creation. The Holder by accepting this Note waives and releases all such liability. The waiver and release are part of the consideration for the issue of this Note.

7. Entire Agreement. The undersigned understands and expressly agrees that (i) the PPM, the Subscription Agreement and this Promissory Note constitute the entire agreement between the parties relative Noteholder's investment in the Notes, and (ii) there are no representations, warranties or agreements, whether express or implied or oral or written, except as set forth herein. This Agreement may be modified only in a writing executed by the parties.

THIS NOTE IS NOT A BANK DEPOSIT OR A BANK OBLIGATION AND IS NOT INSURED BY THE FDIC.

IN WITNESS WHEREOF, the Company has caused this Note to be signed, on the date first written above.

NOTEHOLDER	**PFG FUND III, LLC**
By:____________________	By:____________________
Name: ____________________	Name: ____________________
Title:____________________	Title:____________________

Exhibit 3.1

Individual Investment Application

PFG FUND III, LLC
INDIVIDUAL INVESTMENT APPLICATION

Section I: Applicant and Ownership Information / Complete Information Required

Primary Applicant's full name

Social Security No. or EIN **Daytime Phone**

Date of Birth **Work Phone**

Mailing Address

City, State, Zip

Email Address

Individual investors may select only one of the following additional ownership options, if applicable. If you do not select any of these options, we will issue the Note solely to the primary applicant.

☐ ***Joint Ownership***. If you check this box, we will issue the Note to the Primary Applicant and Joint Applicant as joint tenants with the right of survivorship. Under this arrangement, the consent of either owner alone will be sufficient to redeem the Note, transfer it or take any other action requiring the consent of the Note holder.

Joint Applicant's full name

Social Security No.

Date of Birth

☐ ***Living Trust***. If you check this box, the Note will be issued to the Primary Applicant* as trustee(s) of the following trust:

Name of Trust (including date)

Trust EIN

* If the trust has more than one trustee, identify all of them on the Primary Applicant line, and select one of the following:
Fewer than all trustees MAY exercise trust powers.

Fewer than all trustees MAY NOT exercise

Section II: Note Options

Enclosed is a check in the amount of $ ________________ for investment in the following Note:

Term Note

Minimum Investment $25,000	TERM
Maturity	2 Years
Minimum Investment Amount	$25,000
Interest Paid Monthly	8.00%

How you would like interest paid on your Loan Note? (choose only one of the following options)
Added to the Note Check
EFT directly to your bank (If you choose this option, please send us an EFT authorization form and a voided check)

SIGNATURES

Primary Applicant's Signature Date

Joint Applicant or Additional Trustee's Signature (if necessary) Date

Additional Trustee's Signature (if necessary) Date

Section III: Payment on Death / Successor Custodian

Primary Beneficiary. By checking this box, you authorize PFG Fund III, LLC ("Pine Financial Group Fund III") to pay the principal and accrued interest on your Note to the indicated 501(c)(3) tax-exempt organization or individual beneficiary at your death. Organizations may not select this option. If you desire to designate more than one beneficiary, or to designate contingent beneficiaries in the event that the primary beneficiary predeceases you or no longer functions as a 501(c)(3) organization with a purpose consistent with your intended donation, please complete and forward to us the separate Beneficiary Designation Form included as an exhibit to the Prospectus. You may also name a successor custodian to replace the custodian upon death of the named custodian.

Name of tax-exempt organization or individual beneficiary or custodian

____

Address

____

City, State and Zip

______________________________ ______________________________

Social Security No. Date of Birth

____

Relationship

Section IV: Representations and Agreement

BY SIGNING THIS INVESTMENT APPLICATION, YOU REPRESENT AND AGREE TO THE FOLLOWING:

1. Purchase of Note Applied for. You agree to purchase the Note indicated in this Investment Application.

2. Terms of Note. You have received and been encouraged to read the Pine Financial Group Fund III Prospectus dated ________________ and the Pine Financial Group Fund III financial statements included in it. You have also had the opportunity to ask questions and receive answers about the Pine Financial Group Fund III Prospectus and financial statements, the risks of investing in a Note, and the terms of the Note you are applying for. By signing this Investment Application, you agree to those terms.

3. Liability of Joint Applicants. If a Note is being purchased for joint ownership, both the Primary Applicant and the Joint Applicant must sign this Investment Application. In that case, "you" shall refer to both applicants. The Primary Applicant and Joint Applicant shall be jointly and severally liable under this Investment Application. Pine Financial Group Fund III is authorized to act upon the instructions and directions of either applicant in all matters, including redemption requests.

4. Certification of Trust. If a Note is being purchased for ownership in trust, each trustee identified as a Primary Applicant must sign below. In that case, "you" shall refer to all trustees. By signing below, you certify that the trust powers may be exercised as indicated in Section I, and that the trust identified in Section I has not been revoked, modified, or amended in any manner that would cause this certification of trust to be incorrect.

5. Withholding Certification. By signing this Investment Application and under penalties of perjury, each Applicant certifies that:

(a) the Social Security Number listed under your name in Section I of this Investment Application is correct; and

(b) you are either exempt from withholding or otherwise not subject to backup withholding. The IRS has not notified you that part of your dividend and interest is to be withheld as a result of your failure to report all dividend and interest income.

6. Beneficiaries. If you have completed Section III, you authorize Pine Financial Group Fund III to pay the outstanding principal and accrued interest on your Note to the indicated beneficiary at your death. You may change or revoke any beneficiary designation in Section III at any time. But a beneficiary designation and this Investment Application shall be binding on your heirs, beneficiaries and legal representatives. In addition, you represent either (i) that you are unmarried, or (ii) that your spouse has signed either this Investment Application as an Applicant or the following Spousal Consent:

____

I am the spouse of the Primary Applicant or Joint Applicant identified in Section I of this Investment Application. I give to my spouse any interest I have in the funds to be invested in the Note applied for in this Investment Application. I agree to my spouse naming a beneficiary other than myself. I acknowledge that I have received a fair and reasonable disclosure of my spouse's property and financial obligations. I shall have no claim against Pine Financial Group Fund III or any beneficiary designated under this Investment Application for any payment made to the beneficiary.

____

Signature of spouse of Primary Applicant Date

____

Signature of spouse of Joint Applicant Date

Exhibit 3.2

Organization Investment Application

PFG FUND III, LLC
ORGANIZATION INVESTMENT APPLICATION

Section I: Applicant and Ownership Information / Complete Information Required

Name of Organization

Employer Identification Number **Phone Number**

Mailing Address

City, State, Zip

Email Address

Section II: Note Options

Enclosed is a check in the amount of $ ____________________ for investment in the following Note:

Term Note

Minimum Investment $25,000	TERM
Maturity	2 Years
Minimum Investment Amount	$25,000
Interest Paid Monthly	8.00%

How you would like interest paid on your Loan Note? (choose only one of the following options)

Added to the Note Check

EFT directly to your bank (If you choose this option, please send us an EFT authorization form and a voided check)

SIGNATURES

Name of Organization

Joint Applicant or Additional Trustee's Signature (if necessary) Date

By

Additional Trustee's Signature (if necessary)

Print Name and Title

Section IV: Representations and Agreement

BY SIGNING THIS INVESTMENT APPLICATION, YOU REPRESENT AND AGREE TO THE FOLLOWING:

1. Purchase of Note Applied for. You agree to purchase the Note indicated in this Investment Application.

2. Terms of Note. You have received and been encouraged to read the PFG Fund III, LLC ("Pine Financial Group Fund III") Offering Circular dated ____________________ and the Pine Financial Group Fund III financial statements included in it. You have also had the opportunity to ask questions and receive answers about the Pine Financial Group Fund III Offering Circular and financial statements, the risks of investing in a Note, and the terms of the Note you are applying for. By signing this Investment Application, you agree to those terms.

3. Liability of Joint Applicants. If a Note is being purchased for joint ownership, both the Primary Applicant and the Joint Applicant must sign this Investment Application. In that case, "you" shall refer to both applicants. The Primary Applicant and Joint Applicant shall be jointly and severally liable under this Investment Application. Pine Financial Group Fund III is authorized to act upon the instructions and directions of either applicant in all matters, including redemption requests.

4. Authority of Organization. If the applicant is an organization, corporate entity or institution, you represent that you have been duly authorized to purchase the Certificate indicated in this Application, and that the person signing this Investment Application has been authorized to sign it on behalf of the organization, corporate entity or institution.

5. Withholding Certification. By signing this Investment Application and under penalties of perjury, each Applicant certifies that:

(a) the Employer Identification Number listed under the organization's name in Section I of this Investment Application is correct; and

(b) you are either exempt from withholding or otherwise not subject to backup withholding. The IRS has not notified you that part of your dividend and interest is to be withheld as a result of your failure to report all dividend and interest income.

Exhibit 4.1

Marketing Materials

Earn 8% APY

24 MONTH INVESTMENT TERM

MINIMUM INVESTMENT $25,000

PINE
FINANCIAL GROUP

For our Prospectus and additional information, contact us at:

www.PineInvestments.com

1.303.835.4445

THE UNSECURED PROMISSORY NOTES ("NOTES") ARE BEING OFFERED ONLY IN THE STATE OF COLORADO. NO NOTES WILL BE SOLD WITHOUT PROPER AUTHORIZATION. THESE NOTES ARE NOT FDIC INSURED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THIS OFFERING IS MADE BY PROSPECTUS ONLY. IF YOU HAVE ANY QUESTIONS OR CONCERNS, PLEASE CONTACT PINE FINANCIAL GROUP, INC. AT 303-835-4445.

THE NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT DETERMINED THE ACCURACY, ADEQUACY, TRUTHFULNESS, OR COMPLETENESS OF THIS DOCUMENT AND HAVE NOT PASSED UPON THE MERIT OR VALUE OF THE NOTES, OR APPROVED, DISAPPROVED OR ENDORSED THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF PINE FINANCIAL GROUP, INC. AND THE TERMS OF THE OFFERING, INCLUDING THE DISCLOSURE, MERITS AND RISKS INVOLVED. PINE FINANCIAL GROUP, INC HAS NO OPERATIONS AND OWNS NO PROPERTIES, THE COMPANY MAY NOT BE ABLE TO FUND SUCH INTEREST PAYMENTS, IN ADDITION INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT.

EARN 8% APY

24 MONTH INVESTMENT TERM
MINIMUM INVESTMENT $25,000

PINE
FINANCIAL GROUP

For our Prospectus and additional information, contact us at:

www.PineInvestments.com

1.303.835.4445

THE UNSECURED PROMISSORY NOTES ("NOTES") ARE BEING OFFERED ONLY IN THE STATE OF COLORADO. NO NOTES WILL BE SOLD WITHOUT PROPER AUTHORIZATION. THESE NOTES ARE NOT FDIC INSURED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THIS OFFERING IS MADE BY PROSPECTUS ONLY. IF YOU HAVE ANY QUESTIONS OR CONCERNS, PLEASE CONTACT PINE FINANCIAL GROUP, INC. AT 303-835-4445.

THE NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT DETERMINED THE ACCURACY, ADEQUACY, TRUTHFULNESS, OR COMPLETENESS OF THIS DOCUMENT AND HAVE NOT PASSED UPON THE MERIT OR VALUE OF THE NOTES, OR APPROVED, DISAPPROVED OR ENDORSED THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF PINE FINANCIAL GROUP, INC. AND THE TERMS OF THE OFFERING, INCLUDING THE DISCLOSURE, MERITS AND RISKS INVOLVED. PINE FINANCIAL GROUP, INC HAS NO OPERATIONS AND OWNS NO PROPERTIES, THE COMPANY MAY NOT BE ABLE TO FUND SUCH INTEREST PAYMENTS, IN ADDITION INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT.

Exhibit 5.1

Market Data Provided by Your Castle Real Estate



YOUR CASTLE

Fix and Flip Real Estate Trends
3Q 2013 Update 10/23/2013

Terry Wenze, 303-870-7515
Charles Roberts – 303-523-3837

Who is Your Castle Real Estate?

For the news media, we are a trusted source of information, as we frequently provide background for their real estate articles and reports. In May 2012, the *Denver Business Journal* ranked us as the **second largest non-franchise realty** in the Denver metro area. We are on *DBJ's* list of **fastest growing companies** in Colorado. We sold over $500 million of real estate in 2012, up 45% from 2011.

Being locally owned enables us to customize our approach to the unique needs our local clients, unlike the big national franchises. Our 350 agents span the front range and resorts. We have larger operations in Central Denver, Downtown, DTC, Lakewood, Westminster, Summit County (e.g., Breckenridge) and Vail Valley. We have satellite operations in Grand County (e.g., Winter Park), Colorado Springs and Boulder.

The information in this report is the tip of the iceberg of the custom research we do. We do this research for one reason – **to help you make the best possible decision**. We can help you find the house of your dreams, or sell the one you have with speed, ease and professionalism. Our Realtors can assist you with residential and commercial properties. Approximately 30% of our clients are investors. Our team can help you sort through the thousands of listings to find the small handful that represent the best deals. Many clients get "instant equity" when they buy their home, condo, second home or investment property.

We have a unique focus on educating our clients about their options so they can make well-informed decisions. We can identify where property appreciation has been the highest and where the best schools are located. In short, our resources can be **customized to your specific requirements**.

Your Castle Real Estate: *Local Knowledge. Total Commitment.*

YOUR CASTLE REAL ESTATE

Gross Margin (difference between purchase price and sales price) averaged $80,000 over the last nine years. In the last 24 months, it's averaged $102K. It's been a steady, smooth increase for eight years.



Gross Margin
DSF/ASF Only
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$55,541
$52,281
$55,996
$60,876
$68,438
$64,964
$72,867
$78,391
$57,174
$68,567
$72,863
$72,162
$73,299
$75,755
$72,953
$77,091
$75,941
$81,590
$81,191
$83,695
$80,933
$79,433
$79,924
$81,789
$83,073
$81,668
$90,172
$91,242
$99,615
$105,849
$107,154
$111,915
$102,674
$104,788
Last 24 months = $102K
Overall Average = $80K
05-1Q
05-3Q
06-1Q
06-3Q
07-1Q
07-3Q
08-1Q
08-3Q
09-1Q
09-3Q
10-1Q
10-3Q
2011-1Q
2011-3Q
2012-1Q
2012-3Q
2013-1Q
2013-3Q

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

Around 335 completed F+F are sold each quarter. The trend is towards more F+F volume in the past two years.



Number of F&F Completed + Sold
DSF/ASF Only, Denver Metro
600
550
500
450
400
350
300
250
200
150
100
50
0
185
230
258
356
302
233
222
313
170
166
143
255
282
319
335
590
580
415
319
473
256
232
250
448
406
363
343
499
475
458
304
527
379
Last 24 month avg = 420 per qtr
Overall Average = 335 per quarter
05-1Q
05-3Q
06-1Q
06-3Q
07-1Q
07-3Q
08-1Q
08-3Q
09-1Q
09-3Q
10-1Q
10-3Q
11-1Q
2011-3Q
2012-1Q
2012-3Q
2013-1Q
2013-3Q

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

The average marketing time to sell the competed project has been around 60 days. More recently (last 24 months) as it has become a seller's market, the times have reduced dramatically.



Average DOM (Days on Market) to Sell Renovated F&F
DSF/ASF Only, Denver Metro
Overall Average = 62 DOM
Last 24 months = 52 DOM

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

2 BR homes are the most common F+F target, followed by 3 BR. Larger and smaller homes are not nearly as popular.



Number of F+F sold by Quarter
By number of Bedrooms, Denver Metro (Homes + Condos)
2BR
3BR
4BR
1BR
5+ BR
1
2
3
4
5+
2011-1Q
2011-2Q
2011-3Q
2011-4Q
2012-1Q
2012-2Q
2012-3Q
2012-4Q
2013-1Q
2013-2Q

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

There isn't a consistent long term trend that can reliably suggest one configuration of BR is more profitable than another. It looks like 3BR have tended to have less GM% while 1BR and 2BR have tended to be higher. The larger 4BR and 5+BR projects bounce around, due to their low volume.

Gross Margin % for F+F (GM $ / Purchase Price)
By number of Bedrooms, Denver Metro (Homes + Condos)



120%
110%
100%
90%
80%
70%
60%
50%
40%
2011-1Q
2011-2Q
2011-3Q
2011-4Q
2012-1Q
2012-2Q
2012-3Q
2012-4Q
2013-1Q
2013-2Q
5+ BR
1 BR
2 BR
3 BR
4 BR
1
2
3
4
5+

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

Not surprisingly, the largest 25% of the homes that were F+F (1680+ square feet) has the highest GM $. Of course, they are the most expensive to buy.

Gross Margin $ for F+F
By Home Size Segment (Sq Ft), Denver Metro (Homes + Condos)



160,000
140,000
120,000
100,000
80,000
60,000
40,000
1 under 970
2 970-1210
3 1210-1680
4 1680+
Market Avg
For the past 12 months...
Avg = $141K
Avg = $107K
Avg = $88K
Avg = $85K
Avg = $77K

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

Not surprisingly, the smaller homes were F+F generally had the highest GM %... And likely the highest ROI (return on investment). When you consider these small projects are frequently simpler and faster, the annualized ROI is likely better, too.



Gross Margin % for F+F (GM $ / Purchase Price
By Home Size Segment (Sq Ft), Denver Metro (Homes + Condos)
1 under 970
2 970-1210
3 1210-1680
4 1680+
Market Avg
95%
90%
85%
80%
75%
70%
65%
60%
55%
50%
45%
For the past 12 months...
Avg = 77%
Avg = 71%
Avg = 66%
Avg = 65%
Avg = 61%
2008-3Q 2008-4Q 2009-1Q 2009-2Q 2009-3Q 2009-4Q 2010-1Q 2010-2Q 2010-3Q 2010-4Q 2011-1Q 2011-2Q 2011-3Q 2011-4Q 2012-1Q 2012-2Q 2012-3Q 2012-4Q 2013-1Q 2013-2Q 2013-3Q

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

Is it true that smaller (square feet) projects turn faster? Yes. The smallest 50% of the projects (under 1210 sq ft) turned in nine months on average; the largest 25% of homes (1680+ sq ft) took about a year on average. A very small number of homes add more than 1000 sq ft (accounts for ~30 days more time)



Days between Purchase and Sale
By Home Size Segment (Sq Ft), Denver Metro (Homes + Condos)
For the past 12 months...
1 under 970
2 970-1210
3 1210-1680
4 1680+
Market Avg
400
350
300
250
200
150
Avg = 355 days
Avg = 340 days
Avg = 323 days
Avg = 270 days
Avg = 267 days
2008-3Q 2008-4Q 2009-1Q 2009-2Q 2009-3Q 2009-4Q 2010-1Q 2010-2Q 2010-3Q 2010-4Q 2011-1Q 2011-2Q 2011-3Q 2011-4Q 2012-1Q 2012-2Q 2012-3Q 2012-4Q 2013-1Q 2013-2Q 2013-3Q

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

I randomly sampled five successful (high GM %, fast turn time) projects from 2013. Only one went UC "instantly" in a multiple bid situation then actually sold to that buyer in a few days. That's the urban myth. Most F+F are on the market for a while and sell at a small discount, not a premium.



Month 1
Month 2
Month 3
0-10
20
30
40
50
60
70
80
90
4820 Clay
Denver
$110 buy
$210 sell
7 days
9 days
30days
Listed
139,900
PxChg
129,000
UC
9/5/12
Sold
110,000
426 S XANADU St
Thornton
$70 buy
$140 sell
4
7
4
24
23 days
0
Listed
99,900
UC
Active
Pend
Active
UC
Sold
92,500
4555 FLOWER St
Wheat Ridge
$170 buy
$270 sell
2
0
Listed
159,900
UC
Sold
170,000 (there were multiple bids)
4880 FOOTHILLS
Castle Rock
$218 buy
$315 sell
15
108 days
Listed
241K
Pend
Sold
218K
7208 S SHERMAN
Centennial
$206 buy
$294 sell
18
11
Listed
$214K
UC
Sold
$206K

Source: Denver MLS sales 2013, YCRE and Privy analysis

Not surprisingly, the more expensive the neighborhood, the better the Gross Margin (GM). The relationship has gotten more consistent over time.

Average After-Repair Sold Price vs. Average Gross Margin

DSF/ASF Only, by neighborhood, areas with 6+ deals



2007 - 2008
2010 - 2011
2012 - 2013
Gross Margin
$400
$375
$350
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
W Park West
Wellshire
R² = 0.7381
Hilltop
N. Comm. City
E Wash Park
Highland Central
R² = 78%
Founders Village
E Wash Park
Corey Merrill
Univ Park
R² =0.8295
Elyria Swansea
100 200 300 400 500 600 700 800
Sold Price

Source: Denver MLS sales 2004-2013, YCRE analysis, Privy

Not surprisingly, neighborhoods with more volume are more predictable in their profitability than areas with fewer F+F.



Average After-Repair Sold Price vs. Average Gross Margin
DSF/ASF Only, by neighborhood, areas with 6+ deals
2012 – 2013
40 areas with most volume (16+ flips)
E Wash Park
R² = 0.9303
S GVR
Gross Margin
Sold Price
2012 – 2013
94 areas with least volume (6-15 flips)
Corey Merrill
Univ Park
R²
Elyria Swansea
Gross Margin
Sold Price
$400
$375
$350
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
100
200
300
400
500
600
700
800

Source: Denver MLS sales 2004-2013, YCRE analysis, Privy

Managing the tradeoff: more Gross Margin usually comes at higher price points. Neighborhoods towards the upper left offer more return at lower price points, and usually with less risk.



Average After-Repair Sold Price vs.
Average Gross Margin
Lower Purchase Price
Higher Gross Margin
Lowest Risk, relatively best return
Higher Purchase Price
Higher Gross Margin
Higher Risk, OK return
Lower Purchase Price
Lower Gross Margin
Lower Risk, OK return
Higher Purchase Price
Lower Gross Margin
Higher Risk, relatively poor return
Gross Margin (GM)
$200,000
$175,000
$150,000
$125,000
$100,000
$75,000
$50,000
$25,000
100,000
150,000
200,000
250,000
300,000
350,000
400,000
450,000
500,000
550,000
600,000
Sold Price

Source: Your Castle Real Estate analysis

Let's think a little more about the relationship between price and GM…

- The bottom (X) axis is the after-repair sales price.
- The left (Y) axis is the gross margin (the gap between what the investor paid and what they sold the property for).
- All things being equal, you probably want to do the least expensive project (less capital invested, less risk) and get the most GM that you can.
- While there is a strong relationship between neighborhood purchase price and GM, it's not a *perfect* relationship… some areas might have relatively high GM with low purchases prices. Investors should seek them out.
- Conversely, some areas have high purchase prices (and commensurately more risk) while offering lower GM… a lot of risk without a lot of reward.
- So, which neighborhoods are the best bets?

A few of the neighborhoods are slightly more or less desirable, but intense market competition has made them all get the correct returns. Settle for "market performance" and don't try to be greedy.


2012-2013 Average After-Repair Sold Price vs. Average Gross Margin
Top 40 Neighborhoods: 16+ completed F&F in last 18 months
Gross Margin (GM $000)
$400
$380
$360
$340
$320
$300
$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
R² = 94%
More Desirable
Less Desirable
Wash Park East
E Sloans Lake
Hilltop
E Highlands
Montclair
S Park Hill
W Berkley
Hale
Govt Center
W Sunnyside
E Berkley
W Park Hill
Whittier
Virginia Village
See next slide
100
150
200
250
300
350
400
450
500
550
600
650
700
750
800
Sold Price $000

Source: YCRE analysis; Privy data + MLS data, Denver MLS sales 2012 – 7/2013

At the lower end of the price range for high volume F+F neighborhoods, selecting the neighborhood can have more of an impact on your bottom line.

2012-2013 Average After-Repair Sold Price vs. Average Gross Margin

Top 40 Neighborhoods: 16+ completed F&F in last 18 months



R^2 = 94%
More Desirable
Less Desirable
Gross Margin (GM $000)
$140
$120
$100
$80
$60
$40
125
150
175
200
225
250
275
300
Sold Price $000
Skyland
Core Englewood
Univ Hills
Mortensen
E Park Hill
Cole
Chaffee Park
Norwood
GVR Green Valley Ranch
N Forest Springs
N Park Hill
E Colfax
S Broadway Heights
Barnum
Sherrelwood
E Harvey Park
Athmar Park
NW Aurora
Old Thornton
N Montbello
Parkwood
Ridgegate
Park View / Willow brook
Founders Village
S GVR

Source: YCRE analysis; Privy data + MLS data, Denver MLS sales 2012 – 7/2013

Top ten home Fix and Flip (F&F) neighborhoods, by volume. Some minor changes, but the new top five looks a lot like the old top nine. A few new entrants (Ridge Gate, Englewood, Sunnyside West) and a few departures (Montbello N, Aurora NW)

2005-2008	2008-2011	2012-2013
1. Montbello North	1. Old Thornton	1. Ridge Gate
2. Park Hill East	2. Park Hill East	2. Old Thornton
3. Harvey East	3. Montbello North	3. East Colfax
4. Old Thornton	4. East Colfax	4. Park Hill East
5. Aurora NW	5. Aurora NW	5. Harvey East
6. Athmar Park	6. Harvey East	6. Englewood
7. Chaffee Park	7. Sherrelwood	7. Park Hill North
8. East Colfax	8. Chaffee Park	8. Sunnyside W
9. Villa Park	9. Park Hill North	9. Athmar Park
10. Clayton	10. Clayton	10. GVR South

Source: YCRE analysis; Privy data + MLS data, Denver MLS sales 2012 – 7/2013

Key messages about the current fix and flip market:

In the past 24 months:

- Average gross margins (GM $) increased $80K to $102K.
- F+F have been getting consistently more profitable since 2005.
- The number of completed projects per quarter has increased from 335 to 420.
- The general trends has been toward more F+F activity since '05.
- The average DOM to sell a completed F+F has declined from 62 to 52 days. This mirrors the overall Denver market.
- 2 BR projects are most popular, closely followed by 3BR. 5+ BR projects are least common.
- The 5BR projects, while rare, have the best profit margins. 1BR and 2BR projects are consistently the most profitable.
- Not surprisingly, the smaller projects have shorter life cycles than the larger homes, which makes the annualized ROI even higher.
- While some F+F rough homes are purchased in multiple bid situations on the MLS, many of them are still on the market a while before an investor purchases them – at a discount to ask price.
- The relationship between sales price of the home after repair and gross margin is strong, and getting stronger over time. This suggests market competition has eliminated "abnormally good deals", but the "market rate of return" is still quite attractive.
- There is more pricing stability (and predictability) in neighborhoods with more F+F activity. Areas with fewer F+F have more need for highly targeted selection analysis to maximize profits and manage/contain risk.
- Investor interviews indicate if you are still selecting your buy side deals "by hand" without software tools, you are at a marked disadvantage to investors with superior analytical and opportunity screening / identification tools.
- 5 of the 10 most common neighborhoods for F+F have been the same for almost a decade. There isn't a lot of change over time.
- Some of the new entrants to the top ten list have better than average gross margins and warrant consideration.

Source: YCRE proprietary analysis of 9000+ F+F deals from 2005-2013
Data: 2005-2010: MLS; 2011-2013: Scott Fahl, Privy Software

Exhibit 6.1

Foreclosure Invoice Provided by Robert Simpson

Robert A. Simpson
Attorney at Law

4465 Kipling Street, #200
Wheat Ridge, Colorado 80033
Telephone: (303) 986-9446
RobertASimpsonAttorney@gmail.com

February 28, 2014

Statement

Kevin Amolsch
Pine Financial Group, Inc.
10200 West 44th Avenue, #220
Wheat Ridge, CO 80033

Re: Alexander foreclosure

Prepare and file foreclosure; prepare and file Rule 120 proceeding; prepare and file Cure Statement; and prepare and file Foreclosure Bid.

	Credit	Debit
Retainer paid 9/23/2013	1,000.00	
FedEx foreclosure to Public Trustee		17.52
Foreclosure Certificate (Fidelity Title)		300.00
Rule 120 docket fee		230.18
Posting of Rule 120 Notice		100.00
Postage		10.00
Photocopies		10.00
Public Trustee fee		460.50
Attorney's fees		2,785.00
Totals:	1,000.00	3,913.20

Please remit: $2,913.20

Exhibit 7.1

Legal Opinion Letter Provided by Donald Eby

ROBINSON & HENRY, P.C.
ATTORNEYS AT LAW

July 18, 14

Managers
PFG Fund III, LLC
10200 W. 44' Ave., Suite 220
Wheat Ridge, CO 800333

RE: Regulation A Offering Statement for PFG Fund III, LLC, a Colorado limited liability company (the "Company")

SEC Officer:

This Opinion of Counsel is submitted pursuant to the applicable rules of the Securities and Exchange Commission with respect to the application for sale of up to $5,000,000 of unsecured, non-convertible, fixed-

In connection therewith, we have examined and relied upon original, certified, conformed, Photostat or other copies of the following documents:

i. The Articles of Organization of PFG Fund III, LLC;
ii. The Offering Statement and the Exhibits thereto; and
iii. Such other records, documents, statutes and decisions as we have deemed relevant in rendering this opinion.

In all such examinations, the undersigned has assumed the genuineness of all signatures on original documents, and the conformity to the originals or certified documents of all copies submitted to me as conformed, Photostat or other copies. As to the various questions of fact material to this opinion, I have relied, to the extent reasonably appropriate, upon representations or certificates of officers or directors of PFG Fund III, LLC, and upon documents, corporate records and instruments furnished to me by the PFG Fund III, LLC, without independently checking or verifying the accuracy of such documents, records and instruments.

Based on the foregoing, I am of the opinion that upon the effectiveness of the offering statement any notes sold will be validly issued, fully paid, non-
obligation upon the issuer.

Sincerely yours,

Donald C. Eby
Attorney at Law

900 Castleton Road, Suite #200 • Castle Rock, Colorado 80109
TEL: 303.688.0944 • FAX: 303.284.2942 • RobinsonAndH